  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 1996

                                                      REGISTRATION NO. 33-90356
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------

                             AMENDMENT NO. 4
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                          SMITHWAY MOTOR XPRESS CORP.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

          NEVADA                     4213                    42-1433844
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF      INDUSTRIAL CLASSIFICATION    IDENTIFICATION NUMBER)
     INCORPORATION OR            CODE NUMBER)
      ORGANIZATION)

                               ----------------

                                RURAL ROUTE #5
                            FORT DODGE, IOWA 50501
                                (515) 576-7418
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               WILLIAM G. SMITH
               CHAIRMAN, PRESIDENT, AND CHIEF EXECUTIVE OFFICER
                          SMITHWAY MOTOR XPRESS CORP.
                                RURAL ROUTE #5
                            FORT DODGE, IOWA 50501
                                (515) 576-7418
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:

         MARK A. SCUDDER, ESQ.                  ELIZABETH GRIEB, ESQ.
      EARL H. SCUDDER, JR., ESQ.               PIPER & MARBURY L.L.P.
        SCUDDER LAW FIRM, P.C.                 36 SOUTH CHARLES STREET
   411 SOUTH 13TH STREET, SUITE 200           BALTIMORE, MARYLAND 21201
        LINCOLN, NEBRASKA 68508                    (410) 539-2530
            (402) 435-3223

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                          SMITHWAY MOTOR XPRESS CORP.

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

     FORM S-1 ITEM NUMBER AND CAPTION              LOCATION OR CAPTION IN PROSPECTUS
     --------------------------------              ---------------------------------
 1. Forepart of Registration Statement and
    Outside Front Cover Page of Prospectus.  Facing Page of Registration Statement;
                                             Outside Front Cover Page of Prospectus
 2. Inside Front and Outside Back Cover
    Pages of Prospectus....................  Inside Front Cover Page of Prospectus
 3. Summary Information, Risk Factors, and
    Ratio of Earnings to Fixed Charges.....  Prospectus Summary; Risk Factors
 4. Use of Proceeds........................  Prospectus Summary; Use of Proceeds
                                             Outside Front Cover Page of Prospectus;
 5. Determination of Offering Price........  Underwriting
 6. Dilution...............................  Risk Factors; Dilution
 7. Selling Security Holders...............  Principal and Selling Stockholders
 8. Plan of Distribution...................  Underwriting
 9. Description of Securities to be          Description of Capital Stock; Shares Eligible
    Registered.............................  for Future Sale
10. Interests of Named Experts and Counsel.  *
11. Information with Respect to the
    Registrant
                                             Prospectus Summary; Industry Overview;
  (a)Item 101 of Regulation S-K..........    Business
  (b)Item 102 of Regulation S-K..........    Business--Operations
  (c)Item 103 of Regulation S-K..........    Business--Legal Proceedings
  (d)Item 201 of Regulation S-K..........    Dividend Policy; Underwriting; Description of
                                             Capital Stock
  (e)Financial Statements................    Consolidated Financial Statements of Smithway
                                             Motor Xpress Corp.
                                             Selected Consolidated Financial and Operating
  (f)Item 301 of Regulation S-K..........    Data
  (g)Item 302 of Regulation S-K..........    *
  (h)Item 303 of Regulation S-K..........    Management's Discussion and Analysis of
                                             Financial
                                             Condition and Results of Operations
  (i)Item 304 of Regulation S-K..........    Experts
  (j)Item 401 of Regulation S-K..........    Management
  (k)Item 402 of Regulation S-K..........    Management
  (l)Item 403 of Regulation S-K..........    Principal and Selling Stockholders; Certain
                                             Transactions
  (m)Item 404 of Regulation S-K..........    Certain Transactions
12. Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities............................  *

- --------
*Omitted because answer is negative or item is not applicable.

                               2,150,000 SHARES
                             SMITHWAY MOTOR XPRESS

                             CLASS A COMMON STOCK

  Of the 2,150,000 shares of Class A Common Stock offered hereby, 1,500,000 shares are being sold by the Company and 650,000 shares are being sold by certain stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of Class A Common Stock by the Selling Stockholders. Prior to this offering, there has been no public market for the Class A Common Stock of the Company. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Class A Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "SMXC."

  The Company's authorized capital stock includes Class A Common Stock, Class B Common Stock (together with the Class A Common Stock, the "Common Stock"), and Preferred Stock. The Class A Common Stock is substantially identical to the Class B Common Stock, except with respect to voting rights. The Class A Common Stock is entitled to one vote per share, and the Class B Common Stock is entitled to two votes per share so long as it is beneficially owned by William G. Smith or certain members of his immediate family. See "Risk Factors--Voting Control of the Company" and "Description of Capital Stock."

                               ----------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

                               ----------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
   PASSED  UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                   UNDERWRITING
                                       PRICE      DISCOUNTS AND    PROCEEDS TO   PROCEEDS TO SELLING
                                     TO PUBLIC    COMMISSIONS (1)   COMPANY (2)     STOCKHOLDERS
- ----------------------------------------------------------------------------------------------------
Per Share........................      $8.50          $0.595          $7.905           $7.905
- ----------------------------------------------------------------------------------------------------
Total (3)........................   $18,275,000     $1,279,250     $11,857,500       $5,138,250
- ----------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses estimated at $1,000,000 payable by the Company.

(3) The Company and a Selling Stockholder have granted the Underwriters an option, exercisable within 30 days after the date hereof, to purchase up to an additional 322,500 shares of Class A Common Stock (200,000 shares from the Company and 122,500 from such Selling Stockholder) at the Price to Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company, and Proceeds to Selling Stockholders will be $21,016,250, $1,471,137, $13,438,500, and $6,106,613, respectively. See "Underwriting."

                               ----------------

  The Class A Common Stock is offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to their right to withdraw, cancel, modify, or reject orders in whole or in part, and subject to certain other conditions. It is expected that delivery of the shares of Class A Common Stock will be made on or about July 2, 1996.

MORGAN KEEGAN & COMPANY, INC.

                      A.G. EDWARDS & SONS, INC.

                                             GEORGE K. BAUM & COMPANY

              The date of this Prospectus is June 27, 1996.
                                                                           LOGO

[PHOTO]


The Company intends to furnish its stockholders with annual reports containing audited financial statements.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated,
(i) all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised; (ii) all references to the "Company" or "Smithway" in this Prospectus refer to Smithway Motor Xpress Corp., a Nevada corporation ("Smithway-Nevada"), its wholly owned subsidiaries, Smithway Motor Xpress, Inc., an Iowa corporation ("Smithway-Iowa"), Smithway Transportation Brokerage, Inc., an Iowa corporation ("STB"), and Wilmar Truck Leasing, Inc., an Iowa corporation ("Wilmar"); and (iii) all financial information in this Prospectus concerning the Company includes the historical operations of Smithway, STB, Wilmar, and "Smith Leasing," a sole proprietorship lessor of tractors and trailers to Smithway, all of which entities were formerly owned by William G. Smith and Marlys L. Smith (the "Smiths") and are now owned by Smithway. See "Acquisition of Related Companies and Holding Company Formation" and Note 1 to Consolidated Financial Statements.

                                  THE COMPANY

  Smithway is a truckload carrier that transports diversified manufactured and processed products, concentrating primarily on the flatbed segment of the truckload market. The Company uses its "Smithway Network" of computer-connected field offices, commission agencies, and Company-owned terminals to offer comprehensive truckload transportation services to shippers located predominantly between the Rocky Mountains in the West and the Appalachian Mountains in the East, and in eight Canadian provinces. Since 1991, Smithway has: (i) diversified its customer base and freight transported to expand its business beyond the building materials and construction steel relied upon by many flatbed carriers; (ii) implemented proven technology to optimize freight selection, communication, and operating efficiencies; (iii) established its van division in response to customer demand; and (iv) added brokerage, transportation logistics, and dedicated fleet operations. Management believes the Company's transportation capability and reputation for safety and reliability have made it a primary provider of transportation services, or "core carrier," to major customers such as York International, Goodyear, LTV Steel, and General Electric.

  Smithway's objective is to accelerate the expansion of its operations to take advantage of growth opportunities resulting from the industry trend of shippers utilizing larger, better-capitalized carriers, while maintaining profitability and premium service standards. Since 1991, the Company has positioned itself for growth by focusing upon productivity enhancements, cost reductions, and operating efficiencies. This focus has resulted in 30.0% compounded annual growth in earnings from operations, 67.5% compounded annual growth in net earnings, and 68.2% compounded annual growth in net earnings per share for the five years ended December 31, 1995 (pro forma net earnings, which reflect a provision for C corporation income taxes for consolidated entities which were S corporations and a sole proprietorship in 1991-94, are reflected in this calculation for such periods).

  The Smithway strategy contains six key elements:

  . Market Leadership. Smithway strives for market prominence by offering premium service, developing core carrier and dedicated fleet relationships, and providing logistics management.

  . Diversified Freight. Smithway targets a diversified mix of freight to increase profitability and reduce exposure to business cycles.

  . Acquisitions. Smithway intends to pursue strategic acquisitions of both flatbed and dry van carriers, focusing primarily on the flatbed sector of the industry.

  . Return on Equity. Smithway emphasizes return on equity by enhancing asset productivity and limiting capital investment through use of independent contractor equipment and sales agent facilities.

  . Productivity Incentives. Smithway seeks to create an entrepreneurial environment for its personnel through revenue-based bonuses, profit participation, and stock ownership by a majority of employees.

  . Operating Efficiencies. Smithway enhances operating efficiency through safety incentives, freight selection software, satellite-based tracking and communication, and late-model revenue equipment.

  Smithway intends to continue its policy of maintaining a mixed fleet of both Company-owned and independent contractor tractors. Smithway increased its fleet to 720 tractors (403 Company-owned and 317 independent contractors) and 1,175 trailers (957 flatbed and 218 dry vans) at March 31, 1996. Management believes that the Company operates one of the nation's ten largest flatbed fleets. The Company has scheduled new equipment deliveries (net of sales and trades) that would increase Company-owned tractors to 426 by December 31, 1996. Following this offering, management believes the Company will be prepared to expand its operations and capitalize on opportunities created by truckload industry consolidation.

  The Company, formerly known as Acme Transfer, Inc., an Iowa corporation, was acquired by William G. Smith and his father, Harold C. Smith in 1958. In 1972, the name was changed to Smithway Motor Xpress, Inc. Smithway Motor Xpress Corp. was incorporated in Nevada in January 1995 to serve as a holding company for Smithway-Iowa and related entities. Smithway's headquarters is located at Rural Route #5, Fort Dodge, Iowa 50501, and its telephone number is (515) 576-7418.

                                  THE OFFERING

Class A Common Stock offered by the Company.........  1,500,000 shares
Class A Common Stock offered by the Selling
 Stockholders.......................................  650,000 shares
Common Stock to be outstanding after this offering:
  Class A Common Stock............................    3,999,293 shares(1)
  Class B Common Stock............................    1,000,000 shares
    Total.......................................      4,999,293 shares(1)(2)
Use of proceeds.....................................  To reduce debt.
                                                      See "Use of Proceeds."
Nasdaq National Market Symbol.......................  SMXC

- --------
(1) Excludes 225,000 shares of Class A Common Stock reserved for issuance to key employees under the Company's Incentive Stock Plan (under which options for 85,000 shares have been awarded) and 25,000 shares of Class A Common Stock reserved for issuance to non-employee directors under the Company's Outside Director Stock Plan.
(2) The Class A Common Stock is entitled to one vote per share. The Class B Common Stock, which automatically converts to Class A Common Stock if beneficially owned by persons other than William G. Smith or certain members of his immediate family, is entitled to two votes per share. The Class A and Class B Common Stock vote together as a single class except as required by law, and are substantially identical, except with respect to voting rights. See "Description of Capital Stock."

                                  RISK FACTORS

  A number of factors should be considered by potential investors before purchasing shares of the Company's Class A Common Stock. See "Risk Factors."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
            (IN THOUSANDS, EXCEPT SHARE AMOUNTS AND OPERATING DATA)

                                                                                     THREE MONTHS ENDED
                                      YEARS ENDED DECEMBER 31,                            MARCH 31,
                          ---------------------------------------------------------  --------------------
                            1991         1992         1993       1994       1995       1995       1996
                          ---------    ---------    ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS
 DATA:
 Operating revenue......  $  49,832    $  56,073    $  59,931  $  69,180  $  77,339  $  18,273  $  19,860
 Earnings from
  operations............      2,349        2,103        2,887      5,952      6,709      1,680      1,296
 Net earnings...........        502          530        1,019      3,107      3,091        813        513
 Pro forma net
  earnings(1)...........        393          375          842      2,875      3,091        813        513
 Pro forma net earnings
  per common share(1)
  (2)...................  $    0.11    $    0.11    $    0.25  $    0.82  $    0.88  $    0.23  $    0.15
 Pro forma weighted
  average shares
  outstanding(2)........  3,430,524    3,430,524    3,428,270  3,498,212  3,524,042  3,535,650  3,501,681
OPERATING DATA(3):
 Operating ratio(4).....       95.3%        96.3%        95.2%      91.4%      91.3%      90.8%      93.5%
 Average revenue per
  tractor per week......  $   1,828    $   2,015    $   2,129  $   2,272  $   2,160  $   2,257  $   1,980
 Average revenue per
  loaded mile...........  $    1.30(5) $    1.30(5) $    1.33  $    1.39  $    1.38  $    1.38  $    1.37
 Empty miles percentage.       16.6%        16.0%        15.5%      15.1%      15.1%      15.4%      16.6%
 Average length of haul
  in miles..............        589          599          583        571        563        581        557
 Company tractors at end
  of period.............        256          261          288        302        376        317        403
 Independent contractor
  tractors at end of
  period................        214          229          219        258        303        265        317
 Weighted average
  tractors during
  period................        470          489          497        532        619        565        722
 Trailers at end of
  period................        765          818          814        911      1,167        909      1,175

                                                             MARCH 31, 1996
                                                           --------------------
                                                                        AS
                                                           ACTUAL   ADJUSTED(6)
                                                           -------  -----------
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit)................................. $  (416)   $ 3,055
Net property and equipment................................  33,856     33,856
Total assets..............................................  45,974     45,480
Long-term debt, including current maturities and ESOP-
 related debt.............................................  26,555     16,425
Total non-redeemable common stockholders' equity..........   8,164     20,850

- --------
(1) Adjusted to reflect a provision for pro forma income taxes for certain related entities acquired by Smithway, the earnings of which were not subject to corporate income taxes. Such transactions were accounted for in a manner similar to a pooling of interests. See "Acquisition of Related Companies and Holding Company Formation" and Notes 1 and 14 to Consolidated Financial Statements.
(2) Adjusted to reflect the issuance of 3,513,697 shares of Common Stock by the Company in the formation of the holding company and acquisition of related entities referred to in Note (1) above. See "Acquisition of Related Companies and Holding Company Formation" and Note 1 to Consolidated Financial Statements.
(3) Excludes brokerage activities except as to operating ratio.
(4) Operating expenses as a percentage of operating revenue. The Company finances some of its revenue equipment under operating leases rather than through debt financing or capitalized leases and utilizes independent contractors whose compensation includes the implied cost of financing the equipment owned by them. As a result, the financing costs associated with such equipment are characterized as operating expenses. The Company's Adjusted Operating Ratio, which removes such implied financing costs from operating expenses, was 91.9%, 93.2%, 92.9%, 89.6%, and 88.5% for the years ended December 31, 1991, 1992, 1993, 1994, and 1995, respectively, and 88.5% and 91.1% for the three-month periods ended March 31, 1995 and 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more complete discussion of Adjusted Operating Ratio.
(5) Net of fuel surcharge.
(6) Adjusted to give effect to (i) the sale of 1,500,000 shares of Class A Common Stock by the Company and application of the net proceeds as described in "Use of Proceeds;" (ii) the sale of 500,000 shares of Class A Common Stock by the ESOP (as hereinafter defined) and application of the net proceeds of unallocated shares sold by the ESOP to eliminate ESOP-related debt; and (iii) the elimination of the participants' put option with respect to vested ESOP shares contemporaneously with this offering. See "Use of Proceeds," "Capitalization," and Note 9 to Consolidated Financial Statements.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the shares of Class A Common Stock offered hereby.

RECRUITMENT AND RETENTION OF QUALIFIED DRIVERS AND INDEPENDENT CONTRACTORS

  Competition for drivers and independent contractors is intense in the trucking industry, and the Company occasionally experiences difficulty attracting and retaining enough qualified drivers and independent contractors, which results in the temporary idling of revenue equipment. There is a chronic, industry-wide shortage of qualified drivers and independent contractors, and this shortage could affect the Company's operations and profitability in the future, force the Company to significantly increase the compensation it pays to employee drivers and independent contractors, or curtail the Company's growth. Difficulty in attracting and retaining qualified drivers and independent contractors would have a materially adverse effect upon the Company's operations and ability to grow. See "Business--Drivers, Independent Contractors, and Other Personnel."

BUSINESS CYCLES AND INDUSTRYWIDE COST INCREASES

  The Company has little or no control over economic factors such as fuel prices, fuel tax and interest rate fluctuations, economic recessions, and customers' business cycles. Significant increases in fuel prices, other operating costs, or interest rates, to the extent not offset by increases in freight rates, would adversely affect the Company's operating results, both as a result of increased direct expenses and because of the possibility that independent contractors, who are responsible for paying for their own equipment, fuel, and other costs, could seek increased compensation in the form of a higher percentage of revenue per load hauled. Fuel prices have increased sharply during 1996. Prolonged or further increases could adversely affect future results. Economic recessions or downturns in customers' business cycles, particularly in the steel and building material industries, also could have a materially adverse effect upon the operating results of the Company. If the resale value of the Company's revenue equipment were to decline, the Company could find it necessary to retain some of its equipment longer, with a resulting increase in operating expenses for maintenance and repairs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Fuel Availability and Cost."

RELIANCE UPON AGENTS AND INDEPENDENT CONTRACTORS

  The Company relies to some extent upon the services of independent commission agents to market its transportation services and act as intermediaries with customers, and upon independent contractors to provide and operate a significant portion of its tractor fleet. Contracts with agents and independent contractors are, in most cases, terminable upon short notice by either party. Although Smithway believes it has good relationships with its agents and independent contractors, there can be no assurance that it will continue to succeed in retaining them or that it can replace agents or independent contractors who terminate their contracts with equally qualified persons. Furthermore, because the agents have the primary relationship with the customers to whom they provide the Company's services, some customers are likely to terminate their relationship with the Company if an agent ceases his or her association with Smithway. See "Business--Operations" and "Drivers, Independent Contractors, and Other Personnel."

GROWTH OF BUSINESS

  The Company has experienced a significant and rapid rate of growth in earnings from operations and net earnings since 1991, which rate cannot be sustained over an extended period. There can be no assurance that the Company will successfully adapt its management, administrative, and operational systems to respond to any future growth, or that the Company's operating margins, leverage, and net earnings will not be adversely affected by future changes in or expansion of the business or by changes in economic conditions. Further, acquiring other truckload carriers comprises a significant component of the Company's growth strategy, and there can be no assurance that the Company will negotiate and conclude acquisitions in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Strategy."

CAPITAL REQUIREMENTS; LEVERAGE

  The trucking industry is very capital intensive. The Company historically has relied upon debt and operating leases to finance new revenue equipment, and it has granted its lenders a lien on substantially all of its assets. If in the future the Company were unable to recruit adequate numbers of independent contractors, borrow sufficient funds, enter into acceptable operating lease arrangements, or raise additional equity, the resulting capital shortage would impair the Company's ability to acquire additional revenue equipment and adversely affect the Company's growth and profitability. The Company currently has a long-term debt-to-capitalization ratio higher than many of its competitors. Although the Company's long-term debt-to-capitalization ratio will improve significantly after application of the net proceeds from this offering, the Company's debt can be expected to increase in future periods. See "Use of Proceeds," "Capitalization," and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

DEPENDENCE UPON KEY PERSONNEL

  The Company's success is highly dependent upon the continued services of the Company's senior management team, particularly William G. Smith, the Company's Chairman of the Board, President, and Chief Executive Officer, none of whom has an employment agreement. The loss of one or more of these executives could have a materially adverse effect upon the Company. The Company's success also depends upon its ability to attract and retain skilled employees. There is significant competition for qualified personnel in the trucking industry. There can be no assurance that the Company will attract and retain qualified management personnel in the future. The Company maintains a $1 million "key man" life insurance policy on William G. Smith. See "Management."

COMPETITION

  The trucking industry is highly competitive and includes numerous regional, inter-regional, and national truckload carriers, none of which dominates the market. The Company competes primarily with short-to-medium-haul flatbed carriers, "private" transportation by shippers using proprietary fleets, and, to a limited extent, with alternative forms of transportation, such as railroads and rail-truck intermodal service. Competition historically has created downward pressure on the trucking industry's pricing structure. Many of the Company's competitors have greater financial resources, operate more equipment, and transport more freight than the Company, and many large truckload carriers have an established presence in the flatbed market segment. See "Business--Competition."

VOTING CONTROL OF THE COMPANY

  On all matters with respect to which the Company's stockholders have a right to vote, including the election of directors, each share of Class A Common Stock is entitled to one vote, while each share of Class B Common Stock is entitled to two votes. The Class B Common Stock is convertible into shares of Class A Common Stock on a share-for-share basis at the election of the holder and will be converted automatically into shares of Class A Common Stock if beneficially owned by any person other than William G. Smith or certain members of his immediate family. Upon completion of this offering, the Smiths, directly and indirectly through the ESOP, will beneficially own approximately 28.3% of the outstanding shares of Class A Common Stock and all of the outstanding shares of Class B Common Stock, which together will represent approximately 42.7% of all of the outstanding shares of Common Stock and 52.2% of the total voting power of the Company's outstanding shares (38.7% ownership and 48.6% of the total voting power if the underwriters' over-allotment option is exercised in full). Upon completion of this offering, the ESOP will own, in addition to the shares allocated to the Smiths' ESOP accounts, 11.6% of all outstanding shares of Common Stock and 9.7% of the total voting power of the Company's outstanding shares. After this offering, ESOP participants will be entitled to direct the trustee as to voting the shares allocated in their accounts and the trustee will have authority to vote the 164,628 unallocated shares (2.7% of total voting power after this offering), and shares for which no direction is given. There will be no unallocated shares following retirement of the ESOP-related debt. The trustee also has the power to dispose of shares held by the ESOP. As long as the Smiths control a majority of the votes entitled to be cast by the Company's Common Stock, they will have the ability to elect the entire Board of Directors of the Company, determine the outcome of all matters involving a stockholder vote, and take certain actions by written consent with proper notice given to the other stockholders. Control by the Smiths of a majority of the votes entitled to be cast by the outstanding Common Stock could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."

NO PRIOR PUBLIC MARKET FOR CLASS A COMMON STOCK; DETERMINATION OF OFFERING
PRICE

  Prior to this offering, there has been no public market for the Class A Common Stock, and there can be no assurance that an active trading market will develop or, if developed, that such market will be sustained or that the stock will trade at or above the initial public offering price. The initial public offering price of the shares of Class A Common Stock offered hereby has been determined by negotiation among the Company, the Selling Stockholders, and the Underwriters and may bear no relationship to the price at which the Class A Common Stock will trade after completion of this offering. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. From time to time the stock market experiences price and volume volatility, which may affect the market price of the Class A Common Stock for reasons unrelated to the Company's performance.

CLAIMS EXPOSURE AND INSURANCE COSTS

  Trucking companies, including the Company, face multiple claims for personal injury and property damage relating to accidents, cargo damage, and workers' compensation. The Company currently maintains liability insurance for bodily injury, property damage, and cargo damage with a deductible of $50,000, along with workers' compensation insurance with a deductible, in states in which a deductible is allowed, of $100,000. To the extent that the Company experiences a material increase in the frequency or severity of accidents or workers' compensation claims, or unfavorable developments on existing claims, the Company's operating results and financial condition could be materially adversely affected. Significant increases in the Company's claims and insurance cost, to the extent not offset by rate increases, would reduce the Company's profitability. See "Business--Safety and Insurance."

ENVIRONMENTAL HAZARDS

  The Company's operations are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal, and handling of hazardous materials and hazardous wastes, discharge of stormwater, and underground fuel storage tanks. The Company transports certain commodities that may be deemed hazardous substances, and its Fort Dodge, Iowa, headquarters has an above-ground fuel storage tank and fueling facility. If the Company should be involved in a spill or other accident involving hazardous substances, if any such substances were found on the Company's properties, or if the Company were found to be in violation of applicable laws and regulations, the Company could be responsible for clean-up costs, property damage, and fines or other penalties, any one of which could have a materially adverse effect on the Company. See "Risk Factors--Government Regulation" and "Business--Regulation."

TAXATION OF INDEPENDENT CONTRACTORS

  From time to time, tax authorities have sought to assert that independent contractors in the trucking industry are employees, rather than independent contractors. No tax claim has been made with respect to the Company's independent contractors, and management believes that its independent contractors are not employees under existing interpretations of federal and state tax laws. However, there can be no assurance that tax authorities will not successfully challenge this position, that such interpretations will not change, or that tax laws will not change. If the independent contractors were determined to be employees, such determination could materially increase the Company's social security and workers' compensation expense, as well as its obligation to provide certain health benefits and withhold federal and state income tax, and its potential liability for failing to do so in the past.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Class A Common Stock or their availability for sale in the public market following this offering may adversely affect prevailing market prices for the Class A Common Stock. Upon completion of this offering, the Company will have 4,999,293 shares of outstanding Common Stock. All of the 2,150,000 shares of Class A Common Stock offered hereby will be freely tradeable without restriction or further registration unless acquired by "affiliates" of the Company as defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). In connection with this offering, the Company and its officers and directors, who will beneficially own an aggregate 2,847,636 shares of outstanding Common Stock after this offering, have agreed not to sell or otherwise dispose of any shares, directly or indirectly, for 180 days from the date of this Prospectus without the prior written consent of Morgan Keegan & Company, Inc. (except for required distributions from the ESOP to former participants and any shares issued by the Company under its Incentive Stock Plan). See "Management-- Incentive Stock Plan" and "Employee Stock Ownership Plan and 401(k) Plan," "Principal and Selling Stockholders," and "Shares Eligible for Future Sale."

LIMITATIONS ON TAKEOVERS

  Certain corporate governance and statutory provisions may inhibit changes in control of the Company. Applicable provisions of Nevada law restrict the voting rights of certain acquirors and the ability of such persons to engage in unapproved business combinations with the Company. The Company's Articles of Incorporation permit the issuance of additional shares of authorized but unissued Class B Common Stock, which is entitled to two votes per share while beneficially owned by William G. Smith or certain members of his immediate family. The Articles of Incorporation also allow the Board of Directors to issue and establish all relevant provisions of preferred stock without further action by the stockholders. Such preferred stock could be used, for example, in a stockholders' rights plan. The Company's Bylaws limit the persons who may call a special meeting of the stockholders. In addition, the Smiths beneficially own stock entitled to a majority of the voting power of all of the Company's outstanding Common Stock. These provisions and the Smiths' stock ownership could make a takeover more difficult or discourage a person from attempting a takeover, including a takeover that some stockholders may deem to be in their best interests. See "Description of Capital Stock--Certain Provisions of Articles and Bylaws" and "Statutory Anti-Takeover Provisions."

GOVERNMENT REGULATION

  Truckload companies are subject to regulation by various federal and state agencies, including the United States Department of Transportation (the "DOT"). These regulatory authorities govern activities such as operational safety, accounting systems, and financial reporting. State regulation of intrastate authority and routes of service was preempted by federal law in 1995. The abolition of the Interstate Commerce Commission effective January 1, 1996, terminated regulation by that agency, including regulation of truckload rates and certain mergers, consolidations, and acquisitions (subject to continued antitrust review by the Department of Justice and the Federal Trade Commission). The Company also is subject to regulations promulgated by the Environmental Protection Agency ("EPA") and similar state agencies. See "Risk Factors--Environmental Hazards" and "Business--Regulation."

LACK OF DIVIDENDS

  The Company has never declared or paid cash dividends on its capital stock. The Company intends to continue to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's financial condition, capital requirements, earnings, restrictions under loan agreements, and other factors the Board of Directors may deem relevant. See "Dividend Policy."

DILUTION

  At the initial public offering price of $8.50 per share, purchasers of Class A Common Stock in this offering will incur immediate and substantial dilution in the net tangible book value of their shares of $4.40 per share.

        ACQUISITION OF RELATED COMPANIES AND HOLDING COMPANY FORMATION

  William G. Smith and his father purchased the Company, then known as Acme Transfer, Inc., an Iowa corporation, in 1958. In 1972, the name was changed to Smithway Motor Xpress, Inc. In preparation for this offering, the Company effected a reverse stock split, after which all remaining stockholders consented to (i) the formation of Smithway-Nevada under the laws of Nevada and
(ii) the acquisition of Smithway-Iowa by Smithway-Nevada, resulting in Smithway-Iowa becoming a wholly owned subsidiary of Smithway-Nevada effective January 31, 1995. Also in preparation for this offering, the Company acquired related entities STB and Wilmar, both of which were wholly owned by the Smiths. The Company also acquired the 7 tractors and 28 trailers that formerly had been leased to the Company by Smith Leasing. The STB, Wilmar, and Smith Leasing transactions were accounted for in a manner similar to a pooling of interests because of common ownership and related operations; accordingly, the results of such entities were combined with the Company's results and all inter-company transactions were eliminated in all periods presented in this Prospectus. Unless the context otherwise requires, all information in this Prospectus assumes that the Smithway-Iowa, STB, Wilmar, and Smith Leasing transactions and all Common Stock issuances in connection therewith occurred on January 1, 1991.

  Smithway-Nevada issued an aggregate 3,186,763 shares of Common Stock to the Smiths, G. Larry Owens, and the ESOP, in proportion to their respective interests, in exchange for all of their capital stock of Smithway-Iowa. The Smiths received 942,146 shares of Class A Common Stock and 1,000,000 shares of Class B Common Stock, Owens received 147,879 shares of Class A Common Stock, and the ESOP received 1,096,738 shares of Class A Common Stock.

  In addition, the Company issued to the Smiths (i) 269,500 shares of Class A Common Stock in exchange for 100% of the capital stock of STB, which had been appraised by Stern Brothers Valuation Advisors, Inc., Kansas City, Missouri, as having a value equal to 7.7% of the combined Smithway-STB enterprise; (ii) 55,126 shares of Class A Common Stock in exchange for the 7 tractors and 28 trailers previously owned by William G. Smith d/b/a Smith Leasing (which had been appraised by Allstate Sales Corporation as to the tractors and Central Trailer Service Ltd. as to the trailers at $780,000, less $234,257 of associated debt assumed by the Company); and (iii) 2,308 shares of Class A Common Stock in exchange for 100% of the capital stock of Wilmar, which was valued at the $22,846 excess of appraised value of the revenue equipment owned by Wilmar over associated debt. Kenworth of Omaha had appraised the equipment owned by Wilmar.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,500,000 shares of Class A Common Stock offered by it hereby are estimated to be approximately $10.9 million ($12.4 million if the underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated expenses of this offering payable by the Company. The funds available for use by the Company will be approximately $11.4 million ($12.9 million if the underwriters' over-allotment option is exercised in full), because the Company had paid approximately $494,000 in offering costs as of March 31, 1996.

  The net proceeds will be used to (i) repay the Company's line of credit, which is secured by accounts receivable, (ii) reduce other secured debt, and
(iii) pay approximately $35,000 in prepayment penalties. The line of credit and other secured debt amounted to approximately $1.4 million and $26.3 million, respectively, at March 31, 1996. The debt to be repaid bears interest at rates ranging from 5.3% to 10.3% per annum, and matures at various dates through December 2006. See Note 6 to Consolidated Financial Statements. Of the secured debt to be repaid, approximately $2.3 million was incurred within one year prior to the date hereof. Pending application of the net proceeds as described above, the Company intends to invest such proceeds in short-term, interest-bearing securities.

  Management also intends to continue the Company's strategy of acquiring flatbed and dry van truckload carriers. Management is presently evaluating several acquisition opportunities but has not undertaken substantive negotiations with any of the potential targets. To the extent the Company pays cash in any acquisition it may be deemed to have used offering proceeds to do so.

  The Company will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

  The Company never has declared or paid cash dividends on its capital stock. The Company intends to continue to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's financial condition, capital requirements, earnings, restrictions under loan agreements, and other factors the Board of Directors may deem relevant.

                                CAPITALIZATION

  The following table sets forth the current maturities of long-term debt and the capitalization of the Company as of March 31, 1996, and as adjusted to give effect to (i) the sale of the 1,500,000 shares of Class A Common Stock offered by the Company hereby, (ii) application of the estimated net proceeds therefrom as described in "Use of Proceeds," (iii) the elimination of ESOP-related debt, and (iv) the elimination of the put option with respect to vested ESOP shares. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                              MARCH 31, 1996
                                                            --------------------
                                                            ACTUAL   AS ADJUSTED
                                                            -------  -----------
                                                              (IN THOUSANDS)
Short-term debt:
  Line of credit..........................................  $ 1,402    $   --
  Current maturities of long-term debt....................    5,517      3,462
                                                            -------    -------
    Total short-term debt.................................  $ 6,919    $ 3,462
                                                            =======    =======
Long-term debt:
  Secured debt............................................  $20,928    $12,963
  ESOP-related debt.......................................      110        --
                                                            -------    -------
    Total long-term debt (net of current maturities)......   21,038     12,963
                                                            -------    -------
Redeemable Class A Common Stock(1); 751,770 shares issued
 and outstanding, none issued and outstanding as adjusted.    1,634        --
                                                            -------    -------
Non-redeemable common stockholders' equity(2):
  Preferred stock, $.01 par value; 5,000,000 shares
   authorized; none issued and outstanding................      --         --
  Class A Common Stock, $.01 par value; 20,000,000 shares
   authorized; 1,747,523 shares issued and outstanding,
   3,999,293 shares issued and outstanding as adjusted....       17         40
  Class B Common Stock, $.01 par value; 5,000,000 shares
   authorized; 1,000,000 shares issued and outstanding....       10         10
  Additional paid-in capital..............................      --      11,220
  Reacquired shares.......................................      (78)       (78)
  Retained earnings.......................................    8,430      9,658
  Equity reduction for ESOP-related debt(3)...............     (215)       --
                                                            -------    -------
    Total non-redeemable common stockholders' equity......    8,164     20,850
                                                            -------    -------
    Total capitalization..................................  $30,836    $33,813
                                                            =======    =======

- --------
(1) The approximately 752,000 shares of Class A Common Stock that are vested in participants' accounts are subject to the right of the participants to "put" the shares to the Company at appraised value upon termination of their employment. Accordingly, such shares, while subject to this put option, are not classified as part of non-redeemable common stockholders' equity and are referred to as "redeemable" Class A Common Stock. Under applicable law and the ESOP documents, the participants' put option terminates automatically concurrently with this offering. See Note 9 to Consolidated Financial Statements.
(2) Excludes 225,000 shares of Class A Common Stock reserved for issuance to key employees under the Company's Incentive Stock Plan (under which options for 85,000 shares have been granted) and 25,000 shares of Class A Common Stock reserved for issuance to non-employee directors under the Company's Outside Director Stock Plan.
(3) The ESOP owes Harold C. Smith for the remaining installments of the purchase price of the stock it acquired from him on December 31, 1986. The Company is required to reflect this amount as a liability so long as the only source of payment of the debt is the Company's annual contribution to the ESOP. Upon completion of this offering and the sale of 500,000 shares of Class A Common Stock by the ESOP, the proceeds received by the ESOP will exceed the ESOP-related debt; therefore the Company's consolidated financial statements will no longer reflect the ESOP-related debt as a liability.

                                   DILUTION

  At March 31, 1996, the Company's net tangible book value was approximately $7.3 million, or $2.67 per share of Common Stock. Net tangible book value per share is determined by dividing the total number of outstanding shares of non-redeemable Class A and Class B Common Stock into the net tangible book value of the Company (total tangible assets less total liabilities and redeemable Class A Common Stock ). After giving effect to (i) the sale by the Company of the 1,500,000 shares of Class A Common Stock offered by it hereby, net of underwriting discounts and commissions and estimated offering expenses payable by the Company; (ii) the elimination of ESOP-related debt, and (iii) the elimination of the participants' put option with respect to vested ESOP shares, the Company's net tangible book value at March 31, 1996, would have been $20.5 million or $4.10 per share of Common Stock. This represents an immediate increase in net tangible book value of $1.43 per share to existing stockholders and an immediate dilution in net tangible book value of $4.40 per share to purchasers of shares of Class A Common Stock in this offering. The following table illustrates this dilution at March 31, 1996, on a per share basis:

Initial public offering price per share.............................       $8.50
  Net tangible book value per share before offering................. $2.67
  Increase per share attributable to new investors(1)...............  1.43
                                                                     -----
Pro forma net tangible book value per share after offering..........        4.10
                                                                           -----
Dilution per share to new investors.................................       $4.40
                                                                           =====

  The following table shows the difference between existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from the Company, the total consideration paid, and the average price per share paid:

                             SHARES PURCHASED  TOTAL CONSIDERATION
                             ----------------- ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                             --------- ------- ----------- ------- -------------
Existing stockholders(2).... 3,499,293   70.0% $   990,000    7.2%     $0.28
New investors............... 1,500,000   30.0% $12,750,000   92.8%     $8.50
                             ---------  -----  -----------  -----
    Total................... 4,999,293  100.0% $13,740,000  100.0%
                             =========  =====  ===========  =====

- --------
(1) Included in this amount is $.37 attributable to the elimination of ESOP debt and the put option with respect to vested ESOP shares contemporaneously with this offering.
(2) Shares sold by the Selling Stockholders in this offering will reduce the number of shares held by the Selling Stockholders to 1,699,757 shares of Class A Common Stock and 1,000,000 shares of Class B Common Stock, or 54.0% of the total shares of Common Stock to be outstanding after this offering. See "Principal and Selling Stockholders."

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
            (IN THOUSANDS, EXCEPT SHARE AMOUNTS AND OPERATING DATA)

  The selected consolidated statement of operations and balance sheet data as of and for each of the years in the five-year period ended December 31, 1995 are derived from the Company's Consolidated Financial Statements. The Consolidated Financial Statements for the years ended December 31, 1995 and 1994 have been audited by KPMG Peat Marwick LLP, independent auditors. The Consolidated Financial Statements for the years ended December 31, 1992 and 1993 have been audited by Denman & Company, L.L.P., independent auditors. The unconsolidated financial statements of Smithway-Iowa for the year ended December 31, 1991, were audited by Denman & Company, L.L.P., independent auditors, and in such year Smithway-Iowa contributed more than 94% of the revenue generated by the consolidated operations of the Company. The Consolidated Financial Statements for the three-month periods ended March 31, 1995 and 1996, are unaudited. In management's opinion, such unaudited financial statements include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the Company's financial condition and results of operations for such periods. The results for the three-month period ended March 31, 1996, are not necessarily indicative of the results expected for the full year. The selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                    THREE MONTHS ENDED
                                     YEARS ENDED DECEMBER 31,                            MARCH 31,
                         ---------------------------------------------------------  --------------------
                           1991         1992         1993       1994       1995       1995       1996
                         ---------    ---------    ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS
 DATA:
 Operating revenue...... $  49,832    $  56,073    $  59,931  $  69,180  $  77,339  $  18,273  $  19,860
 Operating expenses:
   Purchased
    transportation(1)...    27,849       23,131       23,797     27,420     31,621      7,265      7,792
   Compensation and
    employee
    benefits(1).........     3,105       13,039       13,840     15,877     17,182      4,081      4,539
   Fuel, supplies, and
    maintenance.........     7,154        8,054        8,876      9,368     10,183      2,373      2,799
   Insurance and claims.     2,160        2,236        2,318      2,238      1,827        532        374
   Taxes and licenses...     1,145        1,346        1,492      1,454      1,588        375        393
   General and
    administrative......     3,323        3,050        3,357      3,512      3,592        862        942
   Communications and
    utilities...........       489          563          543        585        758        156        219
   Depreciation and
    amortization........     2,258        2,551        2,821      2,774      3,879        949      1,506
                         ---------    ---------    ---------  ---------  ---------  ---------  ---------
   Total operating
    expenses............    47,483       53,970       57,044     63,228     70,630     16,593     18,564
                         ---------    ---------    ---------  ---------  ---------  ---------  ---------
 Earnings from
  operations............     2,349        2,103        2,887      5,952      6,709      1,680      1,296
 Interest expense
  (net).................     1,597        1,345        1,179        966      1,225        250        414
                         ---------    ---------    ---------  ---------  ---------  ---------  ---------
 Earnings before income
  taxes and accounting
  change................       752          758        1,708      4,986      5,484      1,430        882
 Income taxes...........       250          228          603      1,879      2,393        617        369
 Accounting change......       --           --            86        --         --         --         --
                         ---------    ---------    ---------  ---------  ---------  ---------  ---------
 Net earnings...........       502          530        1,019      3,107      3,091        813        513
PRO FORMA DATA:
 Pro forma provision
  for income taxes(2)...       109          155          177        232        --         --         --
                         ---------    ---------    ---------  ---------  ---------  ---------  ---------
 Pro forma net
  earnings(2)........... $     393    $     375    $     842  $   2,875  $   3,091  $     813  $     513
                         =========    =========    =========  =========  =========  =========  =========
 Pro forma net earnings
  per common share(2)
  (3)................... $    0.11    $    0.11    $    0.25  $    0.82  $    0.88  $    0.23  $    0.15
                         =========    =========    =========  =========  =========  =========  =========
 Pro forma weighted
  average shares
  outstanding(3)........ 3,430,524    3,430,524    3,428,270  3,498,212  3,524,042  3,535,650  3,501,681
OPERATING DATA(4):
 Operating ratio(5).....      95.3%        96.3%        95.2%      91.4%      91.3%      90.8%      93.5%
 Average revenue per
  tractor per week...... $   1,828    $   2,015    $   2,129  $   2,272  $   2,160  $   2,257  $   1,980
 Average revenue per
  loaded mile........... $    1.30(6) $    1.30(6) $    1.33  $    1.39  $    1.38  $    1.38  $    1.37
 Empty miles
  percentage............      16.6%        16.0%        15.5%      15.1%      15.1%      15.4%      16.6%
 Average length of haul
  in miles..............       589          599          583        571        563        581        557
 Company tractors at
  end of period.........       256          261          288        302        376        317        403
 Independent contractor
  tractors at end of
  period................       214          229          219        258        303        265        317
 Weighted average
  tractors during
  period................       470          489          497        532        619        565        722
 Trailers at end of
  period................       765          818          814        911      1,167        909      1,175
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Working capital
  (deficit)............. $  (2,169)   $  (2,835)   $  (2,236) $     371  $   2,516  $     650  $    (416)
 Net property and
  equipment.............    12,903       12,771       14,211     15,824     27,843     17,939     33,856
 Total assets...........    19,101       20,471       22,569     25,229     40,702     27,754     45,974
 Long-term debt,
  including current
  maturities............    10,673        9,744       10,899     11,775     23,219     13,065     26,555
 Total non-redeemable
  common stockholders'
  equity................     1,908        2,050        2,513      4,789      7,871      5,754      8,164

(footnotes are on the following page)

- --------
(1) In 1991, the Company obtained certain personnel, primarily Company drivers, through a related-party employee leasing company. As a result, amounts paid to the employee leasing company and included in purchased transportation during that year have since been included in compensation and employee benefits.
(2) Adjusted to reflect a provision for pro forma income taxes for certain related entities acquired by Smithway, the earnings of which were not subject to corporate income. Such transactions were accounted for in a manner similar to a pooling of interests. See "Acquisition of Related Companies and Holding Company Formation" and Notes 1 and 14 to Consolidated Financial Statements.
(3) Adjusted to reflect the issuance of 3,513,697 shares of Common Stock by the Company in the formation of the holding company and acquisition of the related entities referred to in Note (2) above. See "Acquisition of Related Companies and Holding Company Formation" and Note 1 to Consolidated Financial Statements.
(4) Excludes brokerage activities except as to operating ratio.
(5) Operating expenses as a percentage of operating revenue. The Company finances some of its revenue equipment under operating leases rather than through debt financing or capitalized leases and utilizes independent contractors whose compensation includes the implied cost of financing the equipment owned by them. As a result, the financing costs associated with such equipment are characterized as operating expenses. The Company's Adjusted Operating Ratio, which removes such implied financing costs from operating expenses, was 91.9%, 93.2%, 92.9%, 89.6%, and 88.5% for the years ended December 31, 1991, 1992, 1993, 1994, and 1995, respectively, and 88.5% and 91.1% for the three-month periods ended March 31, 1995 and 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more complete explanation of Adjusted Operating Ratio.
(6) Net of fuel surcharges.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company focused upon net earnings growth during the five-year period ended December 31, 1995. During that period, management emphasized conservative revenue growth and improved profitability, while implementing systems to support sustained growth. Among other steps, the Company (i) added management depth and financial expertise; (ii) diversified its shipper base and freight profile; (iii) implemented the "Spectrum" freight selection software into its dispatch operation; (iv) founded the van division; (v) returned to its policy of compensating most Company drivers based upon a percentage of revenue per load hauled, as it had consistently paid its independent contractors, rather than by the mile; and (vi) broadened its use of incentive-based compensation for non-driver employees. These initiatives resulted in 30.0% compounded annual growth in earnings from operations, 67.5% compounded annual growth in net earnings, and 68.2% compounded annual growth in net earnings per share during the period (pro forma net earnings, which reflect a provision for C corporation income taxes for consolidated entities which were S corporations and a sole proprietorship). The Company's earnings growth was achieved through a combination of 11.6% compounded annual growth in revenue during the five years ended December 31, 1995, and an improvement in the Company's operating ratio to 91.3% in 1995 from 95.3% in 1991. Management does not anticipate that the Company will continue to improve its operating ratio and net earnings at the percentage rate achieved during the five-year period ended December 31, 1995.

  The Company operates a fleet comprised of both Company-owned revenue equipment and revenue equipment owned by independent contractors. Using independent contractors reduces fixed costs, capital requirements, and revenue equipment debt, and improves return on equity. The use of independent contractors affects the Company's expense categories by increasing purchased transportation while decreasing compensation and employee benefits; fuel, supplies, and maintenance; insurance and claims; and depreciation. In addition, the independent contractors' implied financing costs for their equipment and the implied interest component of operating leases are reflected as operating expenses (purchased transportation) rather than interest expense, which negatively impacts the Company's operating ratio. As a result, management evaluates the Company's operating efficiency through the Company's "Adjusted Operating Ratio." The Adjusted Operating Ratio is calculated by assuming that all tractors and trailers obtained from independent contractors and under operating leases were Company-owned equipment having a value equal to the average net book value of the tractors and trailers owned by the Company, with such amount financed at an interest rate equal to the average interest rate on the Company's equipment debt. The average net book value of the Company-owned tractors and the weighted average number of tractors provided by both independent contractors and third-party lessors, respectively, were $38,731 and 375 in 1991, $34,271 and 391 in 1992, $40,846
and 374 in 1993, $36,649 and 366 in 1994, and $64,371 and 380 in 1995. The
average net book value of the Company-owned trailers and the weighted average number of trailers provided by both independent contractors and third-party lessors, respectively, were $9,266 and 185 in 1991, $9,092 and 241 in 1992, $7,587 and 236 in 1993, $8,437 and 247, $9,843 and 316 in 1995. The Company's
average interest rate on equipment debt in such years was 10.5%, 11.1%, 7.9%, 7.8%, and 7.8%. The amount of assumed interest expense is then subtracted from operating expenses to produce an operating ratio that excludes financing costs. The total amount of assumed interest expense subtracted from operating expenses was approximately $1.7 million, $1.7 million, $1.3 million, $1.2 million, and $2.2 million in each of 1991 through 1995, respectively. Management believes that the Company's Adjusted Operating Ratio reflects operating efficiency more accurately than its operating ratio because the Adjusted Operating Ratio excludes the effects of fluctuating numbers of independent contractors and assets obtained under operating leases.

  The Company's effective income tax rate reflected herein and in its Consolidated Financial Statements is different from the combined federal and state expected tax rate for a corporation headquartered in Iowa because (i) the net earnings of Wilmar and Smith Leasing were not subject to corporate income taxes, lowering the Company's effective tax rate prior to 1995; and
(ii) beginning in 1992, the Company began absorbing driver per diem travel expenses, a significant portion of which are not deductible and inflate the Company's effective tax rate. The impact of the Company's paying driver per diem travel expenses varies depending upon the ratio of drivers to independent contractors and the Company's net earnings. The Company acquired Wilmar and Smith Leasing effective January 31, 1995, and since such date has paid corporate taxes on the pretax earnings attributable to such entities. The pro forma provision for income taxes reflected in this Prospectus reflects the income taxes that would have been payable on the pretax earnings of such entities.

RESULTS OF OPERATIONS

  The following table sets forth the percentage relationship of certain items to revenue for the periods indicated:

                                         YEAR ENDED        THREE MONTHS ENDED
                                        DECEMBER 31,            MARCH 31,
                                      -------------------  --------------------
                                      1993   1994   1995     1995       1996
                                      -----  -----  -----  ---------  ---------
Operating revenue...................  100.0% 100.0% 100.0%     100.0%     100.0%
Operating expenses:
  Purchased transportation..........   39.7   39.6   40.9       39.8       39.2
  Compensation and employee
   benefits.........................   23.1   23.0   22.2       22.3       22.9
  Fuel, supplies, and maintenance...   14.8   13.5   13.2       13.0       14.1
  Insurance and claims..............    3.9    3.2    2.4        2.9        1.9
  Taxes and licenses................    2.5    2.1    2.1        2.1        2.0
  General and administrative........    5.6    5.1    4.6        4.7        4.7
  Communications and utilities......    0.9    0.8    1.0        0.9        1.1
  Depreciation and amortization.....    4.7    4.0    5.0        5.2        7.6
                                      -----  -----  -----  ---------  ---------
    Total operating expenses........   95.2   91.4   91.3       90.8       93.5
                                      -----  -----  -----  ---------  ---------
Earnings from operations............    4.8    8.6    8.7        9.2        6.5
Interest expense (net)..............    2.0    1.4    1.6        1.4        2.1
                                      -----  -----  -----  ---------  ---------
Earnings before income taxes and
 accounting
 change.............................    2.8    7.2    7.1        7.8        4.4
Income taxes including pro forma
 provision for
 income taxes.......................    1.3    3.0    3.1        3.4        1.9
                                      -----  -----  -----  ---------  ---------
Pro forma earnings before accounting
 change.............................    1.5    4.2    4.0        4.4        2.6
Accounting change...................    0.1     --     --         --         --
                                      -----  -----  -----  ---------  ---------
Pro forma net earnings..............    1.4%   4.2%   4.0%       4.4%       2.6%
                                      =====  =====  =====  =========  =========

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1996 WITH THREE MONTHS ENDED MARCH 31, 1995.

  Operating revenue increased 8.7% to $19.9 million during the 1996 period from $18.3 million during the 1995 period, primarily as a result of a 27.8% increase in weighted average tractors, to 722 in the 1996 period. Revenue per loaded mile decreased slightly due to rate pressure caused by a soft freight market and empty miles increased to 16.6% in the 1996 period from 15.4% in the 1995 period, which resulted in a 2.1% decrease in revenue per operated mile. Revenue per tractor was adversely affected during the 1996 period because the Company held 56 tractors that were traded or sold in March that were not producing revenue during January and February and acquired 50 tractors in January in anticipation of the Smith Trucking acquisition that were not placed in service until February.

  Purchased transportation decreased to 39.2% of revenue during the 1996 period from 39.8% in the 1995 period, while compensation and employee benefits increased to 22.9% of revenue during the 1996 period from 22.3% during the 1995 period. These changes were attributable to an increase in the percentage of the Company's tractor fleet being operated by Company-employed drivers in relation to independent contractors and a decrease in revenue from brokerage operations during the 1996 period.

  Fuel, supplies, and maintenance increased to 14.1% of revenue during the 1996 period from 13.0% during the 1995 period, principally as a result of a 6.2% increase in the price per gallon of fuel.

  Insurance and claims decreased to 1.9% of revenue during the 1996 period from 2.9% during the 1995 period, as the Company's safety record continued to improve and resulted in premium decreases as revenue increased.

  Taxes and licenses remained essentially constant at 2.0% of revenue in the 1996 period compared with 2.1% in the 1995 period.

  General and administrative expenses remained constant at 4.7% of revenue in each period.

  Communications and utilities increased slightly, to 1.1% of revenue during the 1996 period from .9% during the 1995 period, as the Company had begun equipping its tractors with satellite-based tracking and communication units during the 1995 period and had completed installation in 100% of Company-owned tractors during the 1996 period.

  Depreciation and amortization increased to 7.6% of revenue during the 1996 period from 5.2% during the 1995 period. The increase was attributable to a combination of (i) a newer tractor fleet and the installation of satellite-based tracking and communication units, which increased the cost of equipment being depreciated, (ii) an increase in the percentage of the Company's fleet being comprised of Company-owned equipment, and (iii) a 12.3% decrease in revenue per tractor.

  As a result of the foregoing, the Company's operating ratio increased to 93.5% during the 1996 period from 90.8% during the 1995 period. The Adjusted Operating Ratio was 91.1% during the 1996 period compared with 88.5% during the 1995 period.

  Interest expense increased to 2.1% of revenue during the 1996 period from 1.4% during the 1995 period, as higher average debt balances ($22.3 million in the 1996 period compared with $10.6 million in the 1995 period) more than offset lower average interest rates (7.5% in the 1996 period compared with 9.1% in the 1995 period).

  The Company's effective tax rate was 41.8% during the 1996 period (1.9% of revenue) compared with 43.1% during the 1995 period (3.4% of revenue).

  As a result of the factors described above, net earnings decreased to $513,000 during the 1996 period (2.6% of revenue) from net earnings of $813,000 during the 1995 period (4.4% of revenue).

COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

  Operating revenue increased 11.8% to $77.3 million in 1995 from $69.2 million in 1994. The revenue increase resulted primarily from a 16.4% increase in weighted average tractors, to 619 in 1995, and a 32.8% increase in revenue from the Company's brokerage division, to $6.3 million. Revenue per loaded mile and empty miles percentage remained essentially constant in 1994 and 1995. Revenue per tractor per week declined 4.9%, to $2,160, in 1995 as overcapacity in the truckload industry and a slowing economy reduced productivity.

  Purchased transportation increased to 40.9% of revenue in 1995 from 39.6% in 1994, reflecting the expenses associated with increased revenue from the brokerage division.

  Compensation and employee benefits decreased to 22.2% of revenue in 1995 from 23.0% in 1994, principally as a result of a decrease in workers' compensation expense attributable to lower premiums negotiated by management.

  Fuel, supplies, and maintenance decreased slightly to 13.2% of revenue in 1995 from 13.5% in 1994, reflecting reduced repair and maintenance expense attributable to a newer Company-owned tractor fleet and lower average fuel costs as a result of more efficient use of a fuel provider network. The Company's average fuel cost decreased to $1.08 per gallon in 1995 from $1.10 in 1994.

  Insurance and claims decreased to 2.4% of revenue in 1995 from 3.2% in 1994, as the Company's safety record resulted in premium reductions while revenue increased.

  Taxes and licenses remained constant at 2.1% of revenue during each period.

  General and administrative expenses decreased to 4.6% of revenue in 1995 from 5.1% in 1994, as the percentage of revenue generated by the Company's employees increased and the percentage of revenue generated by Smithway's independent commission agents and third-party freight brokers (who receive commissions larger than the revenue bonuses received by the Company's employees) decreased. In addition, certain fixed costs remained constant while revenue increased.

  Communications and utilities increased to 1.0% of revenue in 1995 from .8% in 1994, as the Company equipped substantially all of its Company-owned tractors with Qualcomm satellite-based tracking and communications systems.

  Depreciation and amortization increased to 5.0% of revenue in 1995 from 4.0% in 1994, as a result of a newer fleet of Company-owned tractors and trailers, a decrease in revenue per tractor, a higher percentage of the fleet being comprised of Company-owned equipment, and a decrease in the gain on sale of revenue equipment to $96,000 in 1995 from $437,000 in 1994 as the Company's replacement cycle resulted in the disposal of fewer tractors and trailers.

  As a result of the foregoing, the Company's operating ratio improved to 91.3% in 1995 from 91.4% in 1994. The Company's Adjusted Operating Ratio was 88.5% in 1995 compared with 89.6% in 1994.

  Interest expense increased to 1.6% of revenue in 1995 from 1.4% in 1994, because increased average debt balances associated with expanding the fleet of Company-owned tractors and trailers ($17.4 million in 1995 compared with $11.0 million in 1994), more than offset lower average interest rates (8.4% in 1995 compared with 9.1% in 1994). In addition, lower revenue per tractor affected this fixed cost as a percentage of revenue.

  The Company's effective tax rate was 43.6% in 1995 (3.1% of revenue), compared with 42.3% in 1994 (3.0% of revenue, including pro forma provision for income taxes), in each case including the cost of nondeductible driver per diem expense absorbed by the Company.

  As a result of the factors described above, net earnings increased to $3.1 million in 1995 (4.0% of revenue) from pro forma net earnings of $2.9 million in 1994 (4.2% of revenue).

COMPARISON OF YEAR ENDED DECEMBER 31, 1994 TO YEAR ENDED DECEMBER 31, 1993

  Operating revenue increased 15.4% to $69.2 million in 1994 from $59.9 million in 1993. The revenue increase resulted primarily from an increase in weighted average tractors of 7.0%, to 532 in 1994. As a result, average revenue per tractor per week increased 6.7%, to $2,272 in 1994; average revenue per loaded mile increased 4.5%, to $1.39 in 1994; and empty miles percentage improved to 15.1% in 1994 from 15.5% in 1993.

  Purchased transportation and compensation and employee benefits remained relatively constant at 39.6% and 23.0% of revenue in 1994 versus 39.7% and 23.1% in 1993, respectively, because independent contractors, whose compensation comprised most of purchased transportation expense, and the majority of Company drivers are compensated based upon a percentage of revenue per load hauled.

  Fuel, supplies, and maintenance decreased to 13.5% of revenue in 1994 from 14.8% in 1993, principally as a result of increased fuel efficiency, fewer repairs, and a higher percentage of repairs being performed under warranty, as the Company received the benefit of new, more technologically advanced tractors delivered late in 1993 and in 1994. The Company also benefitted from lower average fuel costs of $1.10 per gallon in 1994 versus $1.11 in 1993.

  Insurance and claims decreased to 3.2% of revenue in 1994 from 3.9% in 1993, as the Company's liability claims and insurance premiums remained essentially constant as a result of its safety record and negotiated premium rate reductions, while revenue increased 15.4%.

  Taxes and licenses decreased to 2.1% of revenue in 1994 from 2.5% in 1993, as a result of increased revenue per tractor and the fixed nature of a portion of these expenses.

  General and administrative expenses decreased to 5.1% of revenue in 1994 from 5.6% in 1993, primarily as a result of higher 1994 revenue and the fixed nature of a portion of these expenses.

  Communications and utilities decreased slightly to .8% of revenue in 1994 from .9% in 1993.

  Depreciation and amortization decreased to 4.0% of revenue in 1994 from 4.7% in 1993, as this fixed cost was offset primarily by an increase in average revenue per tractor per week to $2,272 in 1994 from $2,129 in 1993, and an increase in the gain on sale of revenue equipment to $437,000 in 1994 from $72,000 in 1993, as the Company's replacement cycle resulted in the disposal of additional tractors and trailers.

  As a result of the foregoing, the Company's operating ratio improved to 91.4% in 1994 from 95.2% in 1993. The Company's Adjusted Operating Ratio was 89.6% in 1994 compared with 92.9% in 1993.

  Interest expense decreased to 1.4% of revenue in 1994 from 2.0% in 1993, as a result of slightly lower average debt balances ($11.0 million in 1994 compared with $12.6 million in 1993), lower average interest rates (9.1% in 1994 compared with 9.3% in 1993), and higher revenue per tractor.

  The Company's effective tax rate, including the provision for pro forma income taxes, was 42.3% in 1994 (3.0% of revenue), compared with 45.7% in 1993 (1.3% of revenue). The Company's effective tax rate is affected by its driver-oriented policy of absorbing nondeductible per diem expenses. The impact of this policy was greater in 1993 because nondeductible expenses comprised a greater percentage of earnings before income taxes and accounting change.

  As a result of the factors described above, pro forma net earnings increased to $2.9 million in 1994 (4.2% of revenue) from $842,000 in 1993 (1.4% of revenue). Pro forma net earnings in 1993 were negatively affected by an $86,000 accounting change relating to the cumulative effect of changing from the deferred method to the liability method of accounting for income taxes upon adoption of FASB Statement No. 109. Without the accounting change, 1993 pro forma net earnings would have been $928,000 (1.5% of revenue).

LIQUIDITY AND CAPITAL RESOURCES

  The growth of the Company's business has required significant investments in new revenue equipment. Smithway historically has financed its revenue equipment requirements with borrowings under installment notes payable to commercial lending institutions and equipment manufacturers, borrowings under a $5.75 million line of credit, cash flow from operations, equipment leases from third-party lessors, and through the use of independent contractors. The Company's primary sources of liquidity currently are funds provided by operations and borrowings under credit agreements with financial institutions and equipment manufacturers.

  Net cash (used in) provided by operating activities was ($100,000) for the three months ended March 31, 1996, and $6.5 million, $7.0 million, and $4.8 million for the years ended December 31, 1995, 1994, 1993, respectively. The Company's principal use of cash from operations is to service debt and internally finance accounts receivable associated with growth in the business. Customer accounts receivable increased $1.7 million for the three months ended March 31, 1996, and $404,000, $993,000, and $154,000 for the years ended
December 31, 1995, 1994, and 1993, respectively. The average age of the Company's accounts receivable was approximately 30 days for the three months ended March 31, 1996, and for each of 1995, 1994, and 1993.

  Net cash (used in) provided by investing activities was ($2.6 million) for the three months ended March 31, 1996, and ($2.6 million), $81,000, and $401,000 for the years ended December 31, 1995, 1994, and 1993, respectively. In each instance, the investing activities related primarily to purchases, sales, and trades of revenue equipment. The Company expects capital expenditures (primarily for revenue equipment and satellite-based tracking and communication units), net of revenue equipment sales and trade-ins, to be approximately $13.5 million for calendar 1996 and $11.0 million in 1997. Such projected capital expenditures will be funded with cash flow from operations, borrowings, or operating leases. In prior years, substantially all revenue equipment additions were financed through borrowing or leasing transactions. See "Use of Proceeds."

  Net cash used in financing activities of $205,000 for the three months ended March 31, 1996, and $2.1 million, $7.5 million, and $4.0 million for the years ended December 31, 1995, 1994, and 1993, respectively, consisted primarily of net payments of $1.3 million, $1.7 million, $3.9 million, and $3.4 million of principal under the Company's long-term debt agreements and net borrowings (payments) of $1.4 million, $0, ($3.3 million), and ($.2 million) under the Company's line of credit.

  The maximum amount available under the Company's primary line of credit at March 31, 1996, was $5.75 million, on which the Company had drawn $1.4 million. The interest rate on the line of credit is .5% above the bank's prime rate. The line of credit is collateralized by accounts receivable and inventory. At March 31, 1996, the Company had outstanding long-term debt (including current maturities) consisting of approximately $26.6 million, most of which was comprised of obligations for the purchase of revenue equipment. Interest rates on this debt range from 5.3% to 12.75%, and the principal amounts mature at various dates through December 2006.

  The Company intends to apply its net proceeds of this offering to reduce long-term debt, including current maturities, to 48.6% of its total capitalization immediately following this offering. At March 31, 1996, and December 31, 1993, the Company experienced working capital deficits, which are common to many truckload carriers that expand by borrowing to finance revenue equipment purchases ($416,000 and $2.2 million, respectively). At year-end 1994 and 1995, the Company had positive working capital of $371,000 and $2.5 million, respectively. Management believes that the Company's working capital deficits have had little impact upon liquidity. Management believes that available borrowings under the line of credit, future revenue equipment borrowings or leases, and cash flow generated from operations will meet its working capital requirements, anticipated capital expenditures, and obligations under operating leases at least through 1997.

INFLATION

  Most of the Company's operating expenses are inflation-sensitive, with inflation generally producing increased costs of operation. Inflation has had a minimal effect upon the Company's profitability in recent years. The Company expects that inflation will affect its costs no more than it affects those of other truckload carriers.

SEASONALITY

  In the trucking industry, results of operations show a seasonal pattern because customers generally reduce shipments during the winter season, and the Company experiences some seasonality due to the open, flatbed nature of the majority of its trailers. The Company at times has experienced delays in meeting its shipment schedules as a result of severe weather conditions, particularly during the winter months. In addition, the Company's operating expenses historically have been higher in the winter months due to decreased fuel efficiency and increased maintenance costs in colder weather.

ACCOUNTING CHANGES

  Effective January 1, 1993, the Company changed its method of accounting for income taxes to conform to the provisions of Statement of Financial Standards No. 109, "Accounting for Income Taxes." In accordance with Statement of Financial Standards No. 109, the Company accounted for the effect of initially applying this statement, as of January 1, 1993, as a cumulative effect and therefore 1993 net earnings were reduced by $86,000.

                               INDUSTRY OVERVIEW

  Smithway competes in the truckload segment of the trucking industry, which involves transporting full trailer loads of freight from origin to destination without intermediate handling. The truckload segment is fragmented and highly competitive, with several thousand carriers competing for an estimated $50 billion of annual revenue of "for-hire" freight and the potential to capture another $90 billion from the private fleet market, in which shippers transport their own goods. The ten largest for-hire truckload carriers accounted for less than 15% of total for-hire truckload revenues in 1994, the latest year for which such information is available.

  Distinct shipper needs have caused a variety of specialized market segments to develop within the truckload industry based upon equipment type, length of haul, geographic region, and service standards. Smithway competes in the service-sensitive flatbed and dry van segments, offering time-sensitive, dedicated, and other premium services to shippers in its traffic lanes. More than 70% of the truckload industry's revenue is generated in the 500-mile or less short-haul market, and the Company's 563-mile average length of haul places it in the short-to-medium haul classification.

  The estimated $4.2 billion (1994 revenues) flatbed segment of the truckload industry focuses upon hauling long or bulky materials not easily handled by traditional, dry van carriers. Flatbed carriers typically obtain higher rates per loaded mile but experience higher empty mile percentages. Flatbed carriers must train drivers to cover loads with tarpaulins, secure them with chains, and inspect them for further securing after an interval of transport and load settling. These additional services are offset by eliminating driver responsibility for loading and unloading. Compared with the dry van segment, the flatbed market is characterized by more localized marketing and sales efforts, fragmentation among smaller carriers operating older equipment over relatively short routes, and lower trailer to tractor ratios.

  To meet the industry's chronic driver shortage, carriers have attempted to reduce driver turnover and attract drivers from other carriers by: raising their compensation; operating comfortable, late-model equipment; equipping tractors for satellite communications; avoiding freight that requires delays or layovers; and scheduling frequent stops at home. Some truckload carriers utilize independent contractors, who own tractors, and sometimes trailers, and contract with the carrier to provide service for a fixed term. Independent contractors typically have a lower turnover rate than Company drivers, and they reduce a carrier's capital expenditures and financing costs.

  In addition to increased emphasis upon drivers, several trends that affect both shippers and carriers are reshaping the truckload industry. Many shippers are outsourcing functions, including transportation, that outside specialists can more efficiently perform, and delegating distribution control to logistics management companies, such as Smithway's STB subsidiary. A recent study estimated that trucking companies provide service at 25% lower cost than private fleets. Also, major shippers are reducing the number of their carriers from hundreds or dozens to a relatively few "core carriers" with whom they have service-based, continuing relationships. Technological innovations have lowered fuel and maintenance expense, improved communication, and enhanced productivity for those carriers making the required capital expenditures. These trends favor larger, better capitalized carriers that are able to purchase newer equipment and invest in the latest communications technologies.

  The trends toward shipper reliance upon fewer carriers and industry consolidation began in the dry van segment of the industry. Management believes the flatbed sector is beginning to undergo a similar experience because, like the van business, many flatbed shippers are restricting the number of carriers to those capable of providing reliable service on time-sensitive schedules, whose ability to attract and retain drivers will assure dependable and safe operating records. Management believes its improving operations and relatively low debt-to-total capitalization ratio after this offering will position it to benefit from industry trends.

                                   BUSINESS

THE COMPANY

  Smithway is a short-to-medium length of haul truckload carrier of diversified freight, with a primary focus upon the flatbed market. The Company operates nationwide and in eight Canadian provinces through its Fort Dodge, Iowa, headquarters and a network of 21 regional facilities that are strategically located to enhance traffic balance and customer service. The Company's primary traffic lanes are between points located predominantly between the Rocky Mountains in the West and the Appalachian Mountains in the East. Smithway operates primarily flatbed trailers, which include traditional flatbeds, as well as dropdeck and lightweight aluminum models to carry freight for certain customers on largely "dedicated" routes. The Company also operates a van division that had grown to 218 trailers (approximately 126 tractors) at March 31, 1996. Approximately thirteen percent of the van division's service is for dedicated routes, and management intends to expand its van division primarily through additional dedicated service.

  Smithway transports a broad array of products, including commercial air conditioning units, irrigation systems, locomotive engines and components, manufacturing and container steel, oversized tires, and packaged foodstuffs, as well as wallboard, roofing materials, lumber, and structural steel used primarily in commercial and residential remodeling and new construction. Through its brokerage and logistics subsidiary, Smithway controls all or a portion of the distribution of outbound freight from a number of shipper facilities, handling much of the volume with Smithway equipment and brokering shipments moving in traffic lanes for which other carriers have equipment more readily available. By offering broad transportation service and targeting time-sensitive traffic that lessens the impact of price competition, Smithway has become a primary service provider, or core carrier, to many of its shippers.

  Smithway operated essentially as a local cartage company until the early 1970's, when it acquired the assets and operating rights of another carrier and began expanding its flatbed operation. From that time through the early 1980's, the Company specialized in transporting building materials and managed growth by balancing its fleet with approximately equal numbers of Company-owned and independent contractor tractors. William G. Smith became President of Smithway in 1984, when the Company's revenue was $26.4 million. Mr. Smith led the Company's effort to diversify its customer and freight base, form the Smithway Network of locations, and grow to the size that enabled it to be named as a core carrier by major shippers. After achieving revenue of approximately $50 million in 1991, management focused upon profitability and implemented systems to support sustained growth and premium service. After establishing this growth platform, management commenced the Company's acquisition strategy in 1995 to take advantage of economies of scale and customer relationships offered by industry consolidation.

RECENT ACQUISITIONS

  In June 1995, the Company acquired the business of Van Tassel, Inc., a Pittsburg, Kansas-based flatbed carrier. In January 1996, the Company purchased the business of Smith Trucking Company, a primarily dry van carrier based in McPherson, Kansas.

STRATEGY

  Smithway's objective is to accelerate the expansion of its operations to take advantage of growth opportunities resulting from the industry trend toward larger, better capitalized carriers, while maintaining profitability and premium service.

  The Smithway growth strategy contains six key elements:

  . Market Leadership. Smithway strives for market prominence by offering a combination of premium service, equipment availability, and broad geographic coverage in a highly fragmented flatbed market segment characterized primarily by smaller, less diversified, and less technologically advanced carriers. Management believes the Company's service standards, as well as core carrier and dedicated fleet relationships with major shippers, support higher rates and prevent diversion of freight by price-competitive carriers. Management believes the flatbed market is less developed than the dry van segment, and that the Company's size, service standards, and financial strength have positioned it to take advantage of predicted market consolidation.

  . Diversified Freight. Smithway targets a diversified mix of freight to increase profitability and reduce exposure to business cycles. Revenue generated by dry van, transportation logistics, brokerage, specialized railroad service, and dedicated route operations, together with transporting non-construction freight such as tires, machinery, and irrigation systems, increased to 47.5% of total revenue in 1995 from 26.1% in 1991, with revenue from steel, building materials, and lumber transportation increasing from $36.8 million in 1991 to $40.4 million in 1995. Smithway serves over 500 customers, and its largest customer accounted for less than 6.0% of revenue in 1995.

  . Acquisitions. Smithway intends to pursue strategic acquisitions of both flatbed and dry van carriers, focusing primarily on the flatbed sector of the industry. Management believes that shipper trends toward core carrier relationships, outsourcing transportation formerly provided by private fleets, and arranging "dedicated" or "continuous movement" routes favor large, well-capitalized carriers, because major shippers often require large fleets of modern equipment, time-sensitive and damage-free delivery, safe and well-trained drivers, in-transit communication and load tracking, electronic data interchange, and adequate insurance. Many smaller, more leveraged carriers have good customer relationships but are unable to provide these services without significant capital investment and face higher costs as they are unable to achieve economies of scale. Smithway has acquired the businesses of two of such carriers since June 1995. Management believes that consolidation in the truckload industry will accelerate in future years.

  . Return on Equity. Smithway emphasizes return on equity by enhancing asset productivity and limiting capital investment through the use of equipment owned by independent contractors and facilities provided by commission sales agents. Between 1991 and 1995, Smithway raised its equipment utilization (revenue miles per tractor) 11.2%, while decreasing its empty mile percentage. The Company's participation in the flatbed market reduces capital requirements because flatbed operations require a lower ratio of trailers to tractors than is required for van traffic. The Company achieved a 41.0% return on average equity for 1995 (including both redeemable and non-redeemable Common Stock).

  . Productivity Incentives. Smithway seeks to create an entrepreneurial environment for its personnel by compensating all independent contractors, commission sales agents, and most flatbed drivers solely on a percentage of revenue basis, and all Company sales personnel partially through percentage of revenue bonuses. The majority of employees also participate in profits through the Company's contributions to its 401(k) profit-sharing plan or the ESOP's 30.9% ownership of the Company's Common Stock. Management believes that these incentives invest its workforce with a direct personal interest in each load and contribute to the productivity demonstrated by a ratio of 4.1 total tractors for each non-driver employee at March 31, 1996.

  . Operating Efficiencies. Smithway enhances operating efficiency through freight-selection software, satellite-based communication, late-model revenue equipment, and the Smithway Network. The Spectrum freight selection software permits dispatchers to select freight based upon profitability and compatibility with preferred routes, while the Qualcomm satellite-based tracking and communication system permits instantaneous location of equipment and communication with drivers. Smithway's late-model tractor fleet (with an average age of 16 months at March 31, 1996) enhances fuel efficiency and driver recruitment while reducing maintenance downtime. Smithway's tractor replacement schedule is designed to insure that most repairs are made under factory warranties. The Smithway Network of terminals, field offices, and agents is strategically located near major customers and markets to enhance equipment balance, driver recruitment, and localized marketing expected by the Company's customers. Management believes these strategies have contributed to an improvement in Smithway's operating ratio to 91.3% for the year ended December 31, 1995, from 95.3% in 1991, and positioned the Company for future expansion. The Company's Adjusted Operating Ratio was 88.5% for the year ended December 31, 1995, compared with 91.9% in 1991.

OPERATIONS

  Smithway integrates its sales and dispatch functions throughout its computer-connected "Smithway Network," which consists of the Company's headquarters in Fort Dodge, Iowa, and 21 field offices, independent agencies, and terminals strategically located near major shippers to provide the consistent, local contact with shipper personnel expected by its flatbed customers. The headquarters and 14 terminals and field offices are managed by Smithway employees, while the 7 agencies are managed by independent commission agents. The customer sales representatives and agents at each location have front-line responsibility for booking freight and dispatching all trucks in their regions, and fleet managers at the Fort Dodge, Iowa, headquarters coordinate all load movements via computer link to optimize load selection and promote proper fleet balance among regions. Personnel at the Company's headquarters also handle all sales and dispatch functions for the van division and for flatbed traffic that does not originate within a specific sales region.

  Smithway's headquarters consists of 21,000 square feet of office space and 44,800 square feet of equipment maintenance and wash facilities, located on 31 acres near Fort Dodge, Iowa. Driver recruitment activity takes place at Fort Dodge, Iowa; Joplin, Missouri; Oklahoma City, Oklahoma; and Youngstown, Ohio, and maintenance and repair shops are operated at Fort Dodge and Joplin. Of the 17 locations at which sales and dispatch functions are performed, 11 are located in or near truckstops, to afford drivers and independent contractors access to required facilities without capital investment by Smithway.

  The Smithway Network consists of locations in or near the following cities:

      COMPANY LOCATIONS                             OWNERSHIP AGENT LOCATIONS
      -----------------                             --------- ---------------
      Chicago, Illinois............................  Owned    Cedar Rapids, Iowa
      Dallas, Texas................................  Leased*  Cincinnati, Ohio
      Denver, Colorado.............................  Leased*  Detroit, Michigan
      Fort Dodge, Iowa.............................  Owned    Hennepin, Illinois
      Joplin, Missouri.............................  Owned    Houston, Texas
      Kansas City, Missouri........................  Leased*  Norfolk, Nebraska
      McPherson, Kansas............................  Leased   Toledo, Ohio
      Memphis, Tennessee...........................  Leased
      Montgomery, Alabama..........................  Leased
      Oklahoma City, Oklahoma......................  Owned
      Oshkosh, Wisconsin...........................  Leased*
      Philadelphia, Pennsylvania...................  Leased*
      St. Louis, Missouri..........................  Leased*
      St. Paul, Minnesota..........................  Leased
      Youngstown, Ohio.............................  Leased*

- --------
*  Month-to-month leases.

  Agents are important to the Company's operations because they are the primary contact for shippers within their region and have regular contact with drivers and independent contractors. The Company's agents are paid a commission on revenue they generate, and, in 1995, agents generated approximately 24.4% of Smithway's $77.3 million in revenue. Although agent contracts typically are cancelable on 14 days' notice, Smithway's agents average nearly ten years' tenure with the Company. In addition to sales and customer service benefits, management believes agents offer the advantage of minimizing capital investment and fixed costs, because agents are responsible for all of their own expenses.

  Customers and Marketing. Smithway markets itself as a provider of premium service by emphasizing rapid response time to customer requests for equipment, undamaged and on-time pickup and delivery, one of the nation's largest fleets of flatbed equipment, safe, professional drivers, logistics management, dedicated fleet capability, and its strategically located Smithway Network. Management believes that few other carriers operating principally in the Midwest flatbed market offer similar size, service, and the reliability of a late-model fleet; consequently, the Company seeks service-sensitive freight rather than competing primarily on the basis of price.

  Smithway's sales force includes six national sales representatives, who focus upon national accounts and the van division, as well as personnel at 14 terminals and field offices and 7 independent commission agencies, who are responsible for regional customer contact. Smithway's sales employees and agents earn incentive compensation based upon a percentage of revenue generated per load hauled within their areas of responsibility. Agents receive a percentage of all revenue they generate, and Company customer sales representatives receive a base salary and a revenue-based percentage bonus.

  The Company's sales department seeks new and expanded relationships with shippers who require multiple, predictable freight movements within Smithway's primary service territory. In recent years, Smithway has targeted shippers and products that are subject to fewer cyclical fluctuations than the freight traditionally hauled by flatbed carriers. These efforts have contributed to a freight mix that is more diversified than the freight transported by many flatbed carriers, and includes aircraft aluminum, air conditioners, bathroom accessories, electric utility poles, irrigation systems, construction materials, structural steel, appliances, non-hazardous agricultural products, and pet food. This diversified freight is complemented by a customer profile that includes both large and small accounts. In 1995, the Company's top 50, 25, 10, and 5 customers accounted for 64.0%, 52.6%, 37.4%, and 23.1% of revenue, respectively, with more than 450 customers accounting for the remaining 36.0% of revenue. The Company's top ten customers by revenue during 1995 were York International, National Gypsum, LTV Steel, Tamko Roofing Products, Celotex, General Electric, U.S. Steel, Goodyear, Nestle, and Universal-Rundle. No single customer accounted for more than 6.0% of Smithway's revenue during 1995.

  Technology. Smithway uses proven technology to enhance its operating efficiency and provide the customer service expected of a core carrier. In July 1993, the Company initiated the use of the Spectrum freight selection software that permits dispatchers to improve freight selection and increase revenue per operated mile by ranking each potential load based upon rate per loaded mile, empty mile exposure, and history of obtaining a profitable return load from the proposed destination. Management believes the use of Spectrum has contributed to the Company's 4.25% increase in revenue per operated mile between 1993 and 1995.

  Smithway has installed Qualcomm satellite-based tracking and communication units in 100% of its Company-owned tractors and has offered rental of these units as an option to its independent contractors. Management believes on-board communication facilitates dispatch, while reducing empty miles and increasing equipment utilization. The system also enables the Company to advise customers of the location of freight in transit through its hourly position reports of each tractor's location.

  Smithway also offers its customers Electronic Data Interchange ("EDI") communications technology. EDI allows customers to communicate directly with the Company via computer link and, with the aid of satellite communication, obtain location updates of in-transit freight, expected delivery times, and account payment instructions. In addition, Smithway gains efficiency from the Rand McNally Milemaker(TM) software, which permits standardized mileage and rate quotations for all freight movements.

DRIVERS, INDEPENDENT CONTRACTORS, AND OTHER PERSONNEL

  Smithway seeks drivers and independent contractors who safely manage their equipment and treat freight transportation as a business. The Company compensates all of its independent contractors and most drivers in the flatbed division by paying a percentage of revenue per load hauled rather than on a mileage basis, thus aligning the drivers' and the Company's interests. Drivers in the van and heavy load divisions are compensated by the mile. All Company drivers share in Smithway's profitability through the ESOP and 401(k) Plans, subject to eligibility requirements.

  The Company historically has operated a fleet comprised of substantial numbers of both Company-owned and independent contractor tractors. Management believes a mixed fleet offers competitive advantages because the Company is able to recruit from both personnel pools to facilitate fleet expansion. The Company intends to retain a mixed fleet in the future to insure that its recruiting efforts toward either group are not damaged by becoming categorized as predominantly either a Company-owned or independent contractor fleet, although acquisitions or other factors may cause fluctuations in the fleet mix from time to time.

  Smithway's independent contractors own their tractors and more than 90% also provide a trailer. As owners, they are responsible for all associated expenses, including financing costs, fuel, maintenance, licenses, physical damage insurance, taxes, and workers' compensation. Independent contractors contract with the Company to provide transportation service for a period of time, and the contracts are terminable by either party on short notice. Smithway establishes safety, experience, and other guidelines for its independent contractors in accordance with DOT regulations. By using independent contractors as well as Company-owned tractors to expand its fleet, Smithway's management believes the Company will reduce its capital investment and fixed costs, improve its return on equity, and retain flexibility in meeting fluctuating shipper demand. Management also believes that equipment ownership motivates its independent contractors to operate safely.

  Smithway has implemented several policies to promote driver and independent contractor satisfaction: maintaining an open-door policy with easy access to senior executives; appointing an advisory board comprised of top drivers and independent contractors, which consults quarterly with management on matters such as compensation, recruiting, training, safety, and job satisfaction; and assigning each driver and independent contractor to a particular dispatcher to insure personal contact. In addition, the Company utilizes conventional (engine-forward) tractors, which are more comfortable for the driver, and operates over relatively short distances (563-mile average length of haul in 1995), to return drivers home as frequently as possible. These factors contributed to 77% turnover of drivers (measured from the date they were assigned a vehicle) and 18% turnover of independent contractors in 1995. In addition, 40% of new drivers and independent contractors in 1995 were referred by existing Smithway drivers and independent contractors. Smithway drivers and independent contractors have an average tenure of 3.5 years, and at December 31, 1995, more than 67% of the Company's drivers and independent contractors have more than one year's experience with the Company. Management believes experienced drivers and independent contractors provide a competitive advantage in the flatbed market because of the requirement that all loads be properly secured, covered, and inspected.

  Smithway is not a party to a collective bargaining agreement and its employees have never attempted to organize a union. At December 31, 1995, the Company had 339 Company drivers, 157 non-driver employees, and 303 independent contractors. The Company believes it has good relationships with its employees and independent contractors.

SAFETY AND INSURANCE

  Smithway's active safety and loss prevention program has resulted in a "satisfactory" safety and fitness rating from the DOT (the highest rating) and numerous driving awards. Management takes great pride in Smithway's reputation for safety, which is evidenced by the following awards from the Interstate Truckload Carriers Conference (ITCC) of the American Trucking Associations:

    1995 ITCC First Place Carrier--50-99 million miles
    1994 ITCC Second Place Carrier--50-99 million miles
    1994 ITCC Top Five Grand Champion Company Driver
    1994 ITCC Top Twelve Owner-Operator
    1993 ITCC First Place Carrier--50-99 million miles
    1993 ITCC Grand Champion Company Driver
    1992 ITCC First Place Carrier--25-49 million miles
    1992 ITCC Grand Champion Owner-Operator

  All of the Company's drivers and independent contractors are pre-screened for driving violations and must attend the Company's three-day orientation sessions. Drivers without substantial over-the-road experience are assigned to drive with experienced Smithway trainers for six weeks. Management also believes the use of independent contractors contributes to safety, because they have made significant investments in their equipment.

  The Company continuously reinforces safety and DOT compliance through newsletters, safety review sessions, and driving contests. Each year at its awards banquet, the Company recognizes drivers and independent contractors under its safety bonus program. In 1995, Smithway awarded more than $276,000 in bonuses to 279 drivers and 277 independent contractors. Approximately 94% of the Company's combined driver and independent contractor pool accumulated sufficient points to qualify for a 1995 award, based upon their revenue produced, safety record, compliance with DOT regulations, and other factors.

  The Company's policy is to review 100% of its driver logs and inspection reports for compliance with DOT hours-in-service regulations and to contact drivers concerning any violation of DOT guidelines. The DOT reviews the number of reportable and preventable accidents experienced by a carrier when assigning a safety rating. In each of the past five years, the Company has experienced less than one such accident per 5 million miles driven, and Smithway's safety record and claims experience have contributed to reduced insurance and claims expense as a percentage of revenue, which has improved to 2.4% of revenue in 1995 from 4.0% in 1992.

  The Company maintains insurance covering losses in excess of a $50,000 self-insured retention for cargo loss, personal injury, property damage, and physical damage claims, and a $100,000 retention for workers' compensation claims. Its primary insurance policy has a limit of $2.0 million per occurrence, and the Company carries excess liability coverage, which management believes is adequate to cover exposure to claims exceeding its retention limits.

REVENUE EQUIPMENT

  Smithway's equipment strategy is to operate late-model tractors to improve fuel mileage and reduce maintenance expense; trade or dispose of its tractors prior to the expiration of major component warranties to minimize repair expense; select comfortable, conventional tractors preferred by most drivers; and maintain a fleet comprised of both Company-owned and independent contractor tractors to reduce capital expenditures and provide maximum flexibility in meeting fluctuating shipper demands. The Company operates predominantly Peterbilt and Kenworth tractors equipped with Cummins electronic engines. At March 31, 1996, the Company owned or leased under operating leases 403 tractors with an average age of 16 months. Scheduled deliveries and trades in 1996 would result in 426 Company-owned tractors at year-end. The Company operated 317 tractors provided by independent contractors. Smithway operates 1,175 trailers, including trailers provided by independent contractors. Most of the Company's trailers are equipped with air-ride suspensions. The Company's practice is to trade or dispose of its tractors on a four-year cycle and its trailers on a seven-year cycle. Management believes that the Company's late-model fleet helps it maintain its status as a core carrier and distinguishes it from carriers that operate older equipment.

  At March 31, 1996, the Company owned (or leased under operating leases) the following revenue equipment:

                                                                 FLATBEDS
                                                                -----------
                                                                DROP  LEVEL
      MODEL YEAR                                       TRACTORS DECKS DECK  VANS
      ----------                                       -------- ----- ----- ----
      1996............................................   186      25    36   59
      1995............................................   104      --   117   31
      1994............................................    92      --    66   54
      1993............................................    13      --    37    5
      1992............................................     8      --    14   36
      1991............................................     0      24    61   21
      Pre-1991........................................     0       1   281   12
                                                         ---     ---   ---  ---
          Totals......................................   403      50   612  218

  Smithway orders standard engine and drivetrain components for its tractors, and brakes and tires for its trailers, in order to minimize its inventory of spare parts. All equipment is subject to the Company's regular maintenance program, and is also inspected and maintained each time it passes through a Smithway maintenance facility.

COMPETITION

  The truckload segment of the trucking industry is highly competitive and fragmented, and no carrier or group of carriers dominates the flatbed or van market. Smithway competes primarily with other regional, short-to-medium-haul carriers and private truck fleets used by shippers to transport their own products in proprietary equipment. The Company competes to a limited extent with rail and rail-truck intermodal service, but attempts to limit this competition by seeking service-sensitive freight, maintaining a short-to-medium length of haul (563-mile average) and emphasizing destinations not conveniently or expeditiously served by rail. Although management believes the 957 flatbed trailers it operated at March 31, 1996, rank its flatbed division among the ten largest such fleets in that industry segment, there are other trucking companies, including diversified carriers with large flatbed fleets, that possess substantially greater financial resources and operate more equipment than Smithway.

FUEL AVAILABILITY AND COST

  Consistent with its corporate emphasis on minimizing costs and striving for increased operating efficiency, the Company actively manages its fuel costs. Company drivers purchase virtually all of the Company's fuel through service centers with which Smithway has volume purchasing arrangements, and the Company periodically enters into futures contracts on heating oil, which is derived from the same petroleum products as diesel fuel, in an effort to partially hedge increases in fuel prices.

  The Company historically has recovered most increases in fuel prices and taxes by passing the costs through to customers in the form of higher rates, although short-term price increases may not be recovered. Most of the Company's shipping contracts contain clauses permitting fuel surcharges. In response to increases in fuel prices in 1996, the Company has implemented surcharges with many major customers. See "Risk Factors--Business Cycles and Industrywide Cost Increases."

REGULATION

  Historically, the ICC and various state agencies regulated motor carriers' operating rights, accounting systems, mergers and acquisitions, periodic financial reporting, and other matters. In 1995, federal legislation preempted state regulation of prices, routes, and services of motor carriers and eliminated the ICC. Several ICC functions were transferred to the DOT, but the lack of implementing regulations prevents the Company from determining the full impact of this action. Management does not believe that regulation by the DOT or by the states in their remaining areas of authority will have a material effect on the Company's operations. The Company's drivers and independent contractors must comply with the safety and fitness regulations promulgated by the DOT, including those relating to drug and alcohol testing and hours of service.

  The Company's operations are subject to various federal, state, and local environmental laws and regulations, implemented principally by the EPA and similar state regulatory agencies, governing the management of hazardous wastes, other discharge of pollutants into the air and surface and underground waters, and the disposal of certain substances. Smithway does not have underground fuel storage tanks at any of its properties, and the above-ground fuel tank at Fort Dodge, installed in 1990, is the only fueling site at a Company location. Management believes that its operations are in material compliance with current laws and regulations. See "Risk Factors--Government Regulation" and "Environmental Hazards" and "Business--Operations."

LEGAL PROCEEDINGS

  The Company from time to time is a party to litigation arising in the ordinary course of its business, substantially all of which involves claims for personal injury and property damage incurred in the transportation of freight. The Company is not aware of any claims or threatened claims that might have a materially adverse effect upon its operations or financial position.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS, AND DIRECTOR NOMINEES

  The Company's executive officers, directors, and director nominees are:

 NAME                    AGE POSITION WITH COMPANY
 ----                    --- ---------------------
                             Chairman of the Board, President, and Chief
 William G. Smith.......  56 Executive Officer
                             Executive Vice President and Chief Financial
 G. Larry Owens.........  58 Officer, Director Nominee
 Martin D. Smith........  47 Director of Operations
 Michael E. Oleson......  45 Treasurer and Chief Accounting Officer
 Daniel S. O'Brion......  36 Director of Sales and Marketing
 Herbert D. Ihle........  56 Director Nominee
 Robert E. Rich.........  64 Director Nominee
 Terry G. Christenberry.  49 Director Nominee

  All directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The executive officers are appointed by the Company's Board of Directors and serve at the Board's discretion.

  William G. Smith has been employed by the Company since 1958, served as President since 1984, and as Chairman of the Board and Chief Executive Officer since January 1995. Prior to 1984, Mr. Smith served in various other executive management capacities. Mr. Smith is a past Chairman of the Iowa Motor Truck Association and currently serves on its executive committee. In addition, Mr. Smith serves on the Board of Regents of Waldorf College in Forest City, Iowa.

  G. Larry Owens has served as Executive Vice President and Chief Financial Officer since joining Smithway in January 1993. Prior to joining Smithway, Mr. Owens spent twenty-five years in the banking industry, most recently from 1982 through 1992 as President of Boatmen's Bancshares' regional banks in Spencer and Fort Dodge, Iowa.

  Martin D. Smith has served as Smithway's Director of Operations since 1989 and as Director of Administration from 1977 to 1989. Martin D. Smith is unrelated to William G. Smith.

  Michael E. Oleson has served as Smithway's Controller since joining the Company in 1980 and in January 1995 was named Treasurer and Chief Accounting Officer. Prior to joining Smithway, Mr. Oleson was employed as an accountant with Mallinger Truck Line, Inc., in Fort Dodge, Iowa, from 1974 to 1980.

  Daniel S. O'Brion has been Director of Sales and Marketing for Smithway since 1990 and served as a sales representative prior to 1990.

  Herbert D. Ihle has been President and owner of Diversified Financial Services, a Minneapolis, Minnesota, management and financial services consulting firm, since 1989. From 1990 to 1992, Mr. Ihle served as Senior Vice President--Finance and Controller for Northwest Airlines, and from 1963 to 1989 served in various positions, including Executive Vice President--Finance, for Pillsbury Co. Mr. Ihle is also a director of Lutheran Brotherhood Insurance Company and serves as Chairman of the Board of Regents of Waldorf College in Forest City, Iowa.

  Robert E. Rich is a private investor and has been involved in the management of several privately owned farming and manufacturing companies since 1978. From 1967 through 1978, Mr. Rich served as Executive Vice President and Treasurer and a member of the Board of Directors of Iowa Southern Utilities. Mr. Rich is a certified public accountant. Mr. Rich also serves as a director of AmerUs Group and AmerUs Bank, Des Moines, Iowa, and Trinity Health Systems.

  Terry G. Christenberry has been the President and a director of Christenberry, Collet & Company, Inc., an investment banking firm located in Kansas City, Missouri, since its incorporation in June 1994. From September 1986 to June 1994, Mr. Christenberry was Executive Vice President and a director of H.B. Oppenheimer & Company, Inc., also an investment banking firm located in Kansas City, Missouri. Mr. Christenberry also serves as a director of OTR Express, Inc., a nationwide truckload carrier with common stock traded on the Nasdaq National Market.

  The individuals listed as Director Nominees have consented to become directors of the Company effective upon the closing of this offering.

COMMITTEES

  Following completion of this offering, the Board of Directors intends to establish Audit and Compensation Committees comprised initially of Messrs. Ihle, Rich, and Christenberry. The Audit Committee will have responsibility for reviewing audit plans and discussing audit work, internal controls, and related matters with the Company's independent auditors, reviewing the audit report and any accompanying recommendations, and nominating independent auditors to perform the annual audit. The Compensation Committee will have responsibility for reviewing the compensation of the Company's executive officers, making recommendations to the Board of Directors, and administering the Company's Incentive Stock Plan. See "Management--Incentive Stock Plan."

EXECUTIVE COMPENSATION

  The following table sets forth the total compensation paid or accrued by the Company for services rendered in all capacities by the Company's Chief Executive Officer, the only executive officer of the Company whose total cash compensation exceeded $100,000 for services rendered during the fiscal year ended December 31, 1995.

                          SUMMARY COMPENSATION TABLE

                                              ANNUAL COMPENSATION
                                  --------------------------------------------
   NAME AND PRINCIPAL                              OTHER ANNUAL    ALL OTHER
   POSITION                  YEAR SALARY(1) BONUS COMPENSATION(2) COMPENSATION
   ------------------        ---- --------- ----- --------------- ------------
William G. Smith
 President and Chief
 Executive Officer.......... 1995 $300,000   --       $1,617           --

- --------
(1) Effective February 1995, Mr. Smith's salary was increased to $300,000 annually.
(2) Represents the value of Company-furnished automobile.

INCENTIVE STOCK PLAN

  In March 1995, the Company's Board of Directors and stockholders adopted an incentive stock plan (the "Incentive Stock Plan") designed to attract and retain key employees and motivate such employees through incentives that are aligned with the Company's goals of increased profitability and stockholder value. The Incentive Stock Plan is intended to afford the Company wide discretion in making awards. Awards under the Incentive Stock Plan will be made by the Compensation Committee of the Board of Directors, which is comprised solely of "disinterested directors" as such term is used in Rule 16b-3(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Awards may be in the form of incentive stock options, non-qualified stock options, restricted stock awards, or any other awards of stock consistent with the Incentive Stock Plan's purpose.

  The Compensation Committee may amend the Incentive Stock Plan but may not, without the prior approval of the stockholders, amend the plan to extend the period during which the options or awards may be granted or exercised, extend the term of the Incentive Stock Plan, or increase the total number of reserved shares. The Committee may substitute new stock options for previously granted options. No awards of incentive stock options may be made after December 31, 2004.

  The Company has reserved 225,000 shares of Class A Common Stock for issuance pursuant to the Incentive Stock Plan, and to date has awarded options covering 85,000 of such shares to eight of its executive officers and other key employees at an exercise price of $9.50 per share. The first 20% of such options vested and became exercisable January 1, 1996, and an additional 20% will become vested and exercisable on January 1 of each succeeding year through 2000. Options or awards that expire unexercised, are forfeited, or are settled in exchange for tax withholding or in payment of the exercise price of other options, become available again for issuance under the Incentive Stock Plan. The Compensation Committee may determine when and in what amounts future awards vest and options become exercisable. Terms of awards need not be the same for all participants. The price payable upon exercise of an option may be satisfied in cash or, in the Committee's discretion, with exercisable but unexercised options or previously acquired shares of the Company's Class A Common Stock.

EMPLOYEE STOCK OWNERSHIP PLAN AND 401(K) PLAN

  The Company established its Employee Stock Ownership Plan and Trust ("ESOP") in 1986 to purchase the shares of Common Stock then owned by Harold C. Smith. Employees age 21 or older are eligible to participate after one year of service with the Company. A majority of Smithway's employees are vested owners of Class A Common Stock through the ESOP, which holds 30.9% of the Company's capital stock.

  The Smiths' vested shares comprise 3.4% of the vested shares held by the ESOP, and all vested shares allocated to executive officers as a group comprise 6.7%. After this offering, participants will be entitled to direct the voting of all shares allocated to their accounts, and the ESOP trustee will vote only unallocated shares and shares for which no direction is received. At March 31, 1996, a total of 888,834 of the 1,080,677 shares held by the ESOP were allocated to participant accounts. All of the shares held by the ESOP will become allocated upon retirement of the ESOP-related debt.

  Effective April 22, 1996, Jerome F. Sherman, Ph.D., was appointed sole trustee of the ESOP. In such capacity, Dr. Sherman has determined that the ESOP will participate in this offering as described in this Prospectus. Dr. Sherman is an associate professor of finance at Creighton University and has consulted on matters involving corporate valuations and ESOPs for over 20 years. Dr. Sherman has provided the annual valuation of the Company's Common Stock for the ESOP since 1987 at an annual fee of $1,500.

  Management believes that allowing the ESOP to sell a portion of its Smithway stock in this offering will cause the employees to recognize the benefit of public stock ownership and demonstrate to them the value of their remaining equity position. The ESOP will offer approximately 472,785 allocated and 27,215 unallocated shares in this offering, with the net proceeds of unallocated shares being used to retire the ESOP-related debt and certain administrative costs and the net proceeds of allocated shares being distributed pro rata among participants' accounts. See "Principal and Selling Stockholders."

  In 1992, the Company adopted a defined contribution plan (the "401(k) Plan"), which is intended to satisfy the tax qualification requirements of sections of the Internal Revenue Code of 1986, as amended (the "Code"). All Company personnel age 21 or older are eligible to participate in the 401(k) Plan after one year of service with the Company. The 401(k) Plan permits participants to contribute up to 15% of their annual compensation from the Company, subject to the limit imposed by the Code. All amounts deferred under the 401(k) Plan by a participant fully vest immediately. The 401(k) Plan also permits discretionary contributions by the Company, which contributed $64,000 in 1995, $50,000 in 1994, and $50,000 in 1993, its first three years of contribution.

  The Company has no long-term incentive plans, as that term is defined in Securities and Exchange Commission regulations, other than the Incentive Stock Plan. The Company has no defined benefit or actuarial plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Following the completion of this offering, the Company intends to establish a Compensation Committee of the Board of Directors, comprised initially of Messrs. Ihle, Rich, and Christenberry. Prior to this offering, Mr. Smith made all decisions concerning executive officer compensation. No member of the proposed Compensation Committee serves as a member of another company's compensation committee. See "Certain Transactions" for a discussion of certain transactions between the Company and certain members (or designees) of the Board of Directors.

DIRECTORS' COMPENSATION

  Under the Company's Outside Director Stock Plan, each director who is not an employee of the Company will receive an annual option to purchase 1,000 shares of the Company's Class A Common Stock at 85% of the market price on the last day of the month immediately preceding the option grant, except for 1996, in which the exercise price will be 85% of the initial public offering price. The Company has reserved 25,000 shares of Class A Common Stock for issuance under the Outside Director Stock Plan. In addition, each non-employee director will receive $1,000 for each meeting of the Board of Directors or committee of the Board of Directors attended by such director (if such committee meeting is held other than on the day of a Board meeting), plus reimbursement of expenses incurred in attending such meetings.

                             CERTAIN TRANSACTIONS

  In 1995, Smithway-Nevada was capitalized as a holding company to own all of the issued and outstanding capital stock of Smithway-Iowa and acquire the stock or net assets of certain related entities. Smithway-Nevada issued 3,513,697 shares of Common Stock in the transaction, which was intended to qualify as a tax-free transfer to a controlled corporation under Section 351 of the Internal Revenue Code. For additional information, see "Acquisition of Related Companies and Holding Company Formation."

  During 1995, 1994, and 1993, Smith Leasing and Wilmar leased tractors and trailers to the Company. The Company paid rent of approximately $57,000 for January 1995, $879,000 in 1994, and $1,092,000 in 1993, for such revenue equipment. Effective January 31, 1995, the Company acquired all of such revenue equipment. See "Acquisition of Related Companies and Holding Company Formation." Such payments were eliminated in the Company's Consolidated Financial Statements because the acquisitions of Smith Leasing and Wilmar were accounted for in a manner similar to a pooling of interests.

  During 1995, 1994, and 1993, the Company transported freight brokered by STB, which was wholly owned by Mr. Smith prior to January 31, 1995. STB paid the Company approximately $44,000 during January 1995, $495,000 in 1994, and $312,000 in 1993 for such freight transportation services. Effective January 31, 1995, the Company acquired STB. See "Acquisition of Related Companies and Holding Company Formation." Such payments were eliminated in the Company's Consolidated Financial Statements because the acquisition of STB was accounted for in a manner similar to a pooling of interests.

  The Company acquired the assets and assumed the liabilities of Smithway Driver Leasing, Inc. ("SDL"), a related entity owned by Mr. Smith and three other executive officers, effective January 1, 1993. SDL had provided drivers and associated personnel services to Smithway prior to 1993. The amount of liabilities assumed exceeded assets acquired by $24,000.

  The Company formerly leased its Oklahoma City terminal from William G. Smith, and paid rent of approximately $5,000 for the period January 1 through March 31, 1993. The Company acquired the Oklahoma City property from Mr. Smith in March 1993 for $164,000, the same amount paid for the property by Mr. Smith.

  From time to time, Mr. Smith has personally guaranteed obligations for revenue equipment, including $8.1 million of secured debt at March 31, 1996. It is anticipated that Mr. Smith will not guarantee future obligations.

  At March 31, 1996, William G. Smith owed the Company $22,000 and Mr. Smith's father, Harold C. Smith, owed the Company $44,000. Neither of such amounts bears interest. The Smiths intend to retire these amounts contemporaneously with the closing of this offering.

  Terry G. Christenberry, an executive officer of Christenberry, Collet & Company, Inc. ("CCCO"), has been retained by the Company since November 1994 to provide various financial advisory services in connection with this offering. Mr. Christenberry has agreed to become a director of the Company immediately following closing of this offering. The Company paid CCCO approximately $60,000 in financial consulting fees during 1995. It is estimated that the Company will pay CCCO approximately $30,000 in such fees in 1996. CCCO also will receive from the Company a fee of 1% of the total offering proceeds ($183,000). CCCO had not performed services for the Company prior to 1994.

  Smithway has adopted a policy that any future transactions with affiliated persons or entities will be on terms no less favorable to the Company than those that could have been obtained on an arms-length basis from unaffiliated third parties, and that any such transactions must be approved by a majority of the disinterested directors.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information regarding the beneficial ownership of Class A and Class B Common Stock as of March 31, 1996, and as adjusted to reflect the sale of the shares of Class A Common Stock offered hereby, by each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock; each of the Company's directors and director nominees; each of the executive officers identified in the Summary Compensation Table; each Selling Stockholder; and all directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. The Company has five stockholders at the date of this Prospectus.

                             BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                             BEFORE THIS OFFERING                     AFTER THIS OFFERING
                          ---------------------------            ------------------------------
                           CLASS A   CLASS B                      CLASS A   CLASS B
                           COMMON    COMMON           SHARES      COMMON    COMMON
     NAME                   STOCK     STOCK   PERCENT OFFERED      STOCK     STOCK   PERCENT(1)
     ----                 --------- --------- ------- -------    --------- --------- ----------
William G. and Marlys L.
 Smith(2)...............  1,294,720 1,000,000  65.6%  150,000(3) 1,132,909 1,000,000   42.7%
ESOP(4).................  1,080,677       --   30.9%  500,000      580,677       --    11.6%
G. Larry Owens(5).......    150,437       --    4.3%      --       149,259       --     3.0%
Herbert D. Ihle.........        --        --     --       --           --        --      --
Robert E. Rich..........        --        --     --       --           --        --      --
Terry G. Christenberry..        --        --     --       --           --        --      --
All directors and
 executive officers
 as a group (5
 persons)(6)............  1,470,447 1,000,000  70.6%      --     1,295,808 1,000,000   45.9%

- --------
(1) Percentage based on both Class A and Class B Common Stock.

(2) The Smiths' beneficial ownership before and after this offering includes 25,640 shares of Class A Common Stock allocated to the Smiths' ESOP accounts prior to this offering, of which 25,409 shares are vested, and 13,829 shares of Class A Common Stock allocated to the Smiths' ESOP accounts after the sale of shares by the ESOP in this offering, of which 13,598 are vested (assuming that vested shares are sold first and that the allocated shares sold by the ESOP are withdrawn pro rata from participants' accounts), and 190,000 shares held in the name of Melissa Osterberg as voting trustee for the benefit of the Smith Family Limited Partnership. If the Underwriters' over-allotment option is exercised in full, the Smiths will sell an additional 122,500 shares of Class A Common Stock, which will result in the Smiths owning 38.7% of the outstanding Common Stock after this offering. The Smiths' business address is Rural Route 5, Fort Dodge, Iowa 50501.
(3) Excluding 11,811 shares offered by the ESOP and allocated to the Smiths' accounts.

(4) Includes 53,488 shares of Class A Common Stock before this offering and 28,849 shares after this offering allocated to the accounts of the Smiths, Mr. Owens, and other executive officers and reported as beneficially owned by such persons herein. Of the 500,000 shares of Class A Common Stock to be sold by the ESOP in this offering, approximately 27,215 shares will be unallocated and 472,785 shares will be shares allocated to participant's accounts.
(5) Includes 2,558 shares of Class A Common Stock allocated to Mr. Owens' ESOP account prior to this offering, of which 1,023 shares are vested, and 1,380 shares of Class A Common Stock allocated to Mr. Owens' account after the sale of shares by the ESOP in this offering, of which no shares are vested (assuming that vested shares are sold first and that the allocated shares sold by the ESOP are withdrawn pro rata from participants' accounts).
(6) Includes 53,488 shares of Class A Common Stock before this offering and 28,849 shares after this offering allocated to executive officers, including the Smiths and Mr. Owens as ESOP participants. Excludes 225,000 shares of Class A Common Stock reserved for issuance under the Company's Incentive Stock Plan, and 25,000 such shares reserved for issuance under the Company's Outside Director Stock Plan, none of which shares has been allocated to plan participants.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company is authorized to issue up to 20,000,000 shares of Class A Common Stock, par value one cent ($.01) per share, 5,000,000 shares of Class B Common Stock, par value one cent ($.01) per share, and 5,000,000 shares of preferred stock, par value one cent ($.01) per share. At March 31, 1996, the Company had 2,499,293 shares of Class A Common Stock, 1,000,000 shares of Class B Common Stock, and no shares of preferred stock issued and outstanding. The Class A Common Stock was held by five stockholders of record at March 31, 1996. All shares of Class B Common Stock are held by the Smiths. All of the outstanding Common Stock is, and the shares of Class A Common Stock offered by the Company hereby when issued and paid for will be, fully paid and non-assessable.

CLASS A AND CLASS B COMMON STOCK

  Voting. Holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to two votes per share. All actions submitted to a vote of stockholders are voted on by holders of Class A and Class B Common Stock voting together as a single class, except as otherwise required by law. Holders of the Company's Common Stock are not entitled to cumulative voting in the election of directors.

  Conversion. Class A Common Stock has no conversion rights. Holders of Class B Common Stock may convert their Class B Common Stock into Class A Common Stock at any time at the ratio of one share of Class A Common Stock for each share of Class B Common Stock. Class B Common Stock immediately and automatically converts into an equal number of Class A Common Stock shares if any person other than William G. Smith, Marlys L. Smith, Kelli A. Henricks, Stacy L. Smith, Melissa S. Osterberg, Amber A. Smith, and Alexander A. Smith (or trusts for the benefit of any of them or entities wholly owned by any of them), obtains beneficial ownership of such shares.

  Dividends. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends payable in cash or property other than Common Stock on an equal basis, if and when such dividends are declared by the Board of Directors from funds legally available, subject to any preference in favor of outstanding shares of preferred stock, if any. In the case of any dividend payable in Common Stock, all holders of Common Stock shall receive the same percentage dividend, with the holders of Class A Common Stock receiving Class A Common Stock shares and the holders of Class B Common Stock receiving Class A or Class B Common Stock shares, as determined by the Board of Directors when declaring such dividend.

  Liquidation. In the event of liquidation, holders of Class A and Class B Common Stock participate with each other on a ratable basis as a single class in the net assets of the Company available for distribution after payment or provision for liabilities of the Company and payment of the liquidation preference, if any, on any outstanding shares of preferred stock.

  Other Terms. Neither the Class A nor the Class B Common Stock may be subdivided, consolidated, reclassified, or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified, or otherwise changed in the same proportion and in the same manner. In any merger, consolidation, reorganization, or other business combination, the consideration to be received per share by holders of either Class A or Class B Common Stock must be identical to that received by holders of the other class of Common Stock, except that if, after such business combination, William G. Smith, Marlys L. Smith, Kelli A. Henricks, Stacy L. Smith, Melissa S. Osterberg, Amber A. Smith, and Alexander A. Smith (or trusts for the benefit of any of them or entities wholly owned by any of them) beneficially own, in the aggregate, more than one-third of the equity interests in the surviving entity, any securities received by them may differ as to voting rights only to the extent that voting rights now differ between Class A and Class B Common Stock. Holders of Common Stock are not entitled to preemptive rights and neither the Class A Common Stock nor the Class B Common Stock is subject to redemption.

  The rights, preferences, and privileges of holders of both classes of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future.

PREFERRED STOCK

  The Board of Directors is authorized to issue, from time to time, without approval of the stockholders, up to 5,000,000 shares of preferred stock in one or more series. The Board of Directors may fix for each series: the distinctive serial designation and number of shares of the series; the voting powers and the right, if any, to elect a director or directors (and the terms of office of any such directors); the dividend rights, if any; the terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof; the liquidation preferences and the amounts payable on dissolution or liquidation; the terms and conditions under which shares of the series may or shall be converted into any other series or class of stock or debt of the corporation; and any other terms or provisions which the Board of Directors is legally authorized to fix or alter.

  It is not possible to state the actual effect of the authorization of the preferred stock upon the rights of holders of the Common Stock until the Board determines the specific rights of the holders of any series of preferred stock. Depending upon the rights granted to any series of preferred stock, issuance thereof could adversely affect the voting power, liquidation preference, or other rights of the holders of Common Stock or other preferred stock. The Board's authority to issue shares of preferred stock provides a potential vehicle for use in possible acquisitions and other corporate purposes, but its issuance, for example in connection with a stockholder rights plan, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company. The Company has no present plans to issue any shares of preferred stock.

CERTAIN PROVISIONS OF ARTICLES AND BYLAWS

  Provisions with Anti-Takeover Implications. Certain provisions of the Company's Articles of Incorporation ("Articles") and Bylaws deal with matters of corporate governance and the rights of stockholders. Under the Company's Articles, the Board of Directors may issue shares of preferred stock and set the voting rights, preferences, and other terms thereof, and the Class B Common Stock possesses disproportionate voting rights. The Company's Bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board, the President, or a majority of the directors. Such provisions, together with certain provisions of the Nevada General Corporation Law (see "Description of Capital Stock--Statutory Anti-Takeover Provisions"), could be deemed to have an anti-takeover effect and discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interest). Any such discouraging effect upon takeover attempts could potentially depress the market price of the Class A Common Stock or inhibit temporary fluctuations in the market price of the Class A Common Stock that otherwise could result from actual or rumored takeover attempts.

  Indemnification and Limitation of Liability. Under its Articles and Bylaws, the Company will indemnify its officers, directors, and agents against all liabilities and expenses reasonably incurred in connection with service for or on behalf of the Company to the full extent permitted by Nevada law. The Company also is authorized to advance expenses, purchase insurance, and enter into indemnification agreements and otherwise grant broader indemnification rights. The Articles also eliminate the liability of directors and officers to the Company or its stockholders for monetary damages for breach of fiduciary duty except to the extent such exemption from liability or limitation thereof is not permitted under the Nevada General Corporation Law. This provision does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Nevada law. In addition, each director continues to be subject to liability for monetary damages for acts or omissions involving intentional misconduct, fraud, or knowing violations of law, and for unlawful distributions. The Company believes that these provisions of its Articles and Bylaws are necessary to attract and retain qualified persons as directors and officers.

STATUTORY ANTI-TAKEOVER PROVISIONS

  Nevada's "Combination with Interested Stockholders Statute" and "Control Share Acquisition Statute" may have the effect of delaying or making it more difficult to effect a change in control of the Company.

  The Combination with Interested Stockholders Statute prevents an "interested stockholder" and an applicable Nevada corporation from entering into a "combination," unless certain conditions are met. A "combination" includes, among other transactions, any merger or consolidation with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions with an "interested stockholder" having: an aggregate market value equal to 5% or more of the aggregate market value of the assets of a corporation; an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of a corporation; or representing 10% or more of the earning power or net income of the corporation. An "interested stockholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" within three years after the interested stockholder acquired his shares unless the combination or purchase is approved by the Board of Directors before the interested stockholder acquired such shares. If this approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated by the approval of the Board of Directors before the interested stockholder's date of acquiring shares, or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher (as adjusted for interest and dividends); the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher (as adjusted for interest and dividends); or if higher for the holders of shares of preferred stock, the highest liquidation value for the shares of preferred stock.

  Nevada's Control Share Acquisition Statute prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's disinterested stockholders. The Control Share Acquisition Statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds in an offer or acquisition, those shares acquired within 90 days become Control Shares (as defined in such statute) and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Control Share Acquisition Statute also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. The Board of Directors is to notify the stockholders as soon as practicable after such an event has occurred that they have the right to receive the fair value of their shares in accordance with statutory procedures established generally for dissenter's rights. This statute is applicable only to Nevada corporations doing business in the state and that have at least 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada.

TRANSFER AGENT AND REGISTRAR

  UMB Bank, n.a., 928 Grand Avenue, Kansas City, Missouri 64106, will be the Transfer Agent and Registrar for the Class A Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company's directors and officers and all other current stockholders will beneficially own 2,849,293 shares of Common Stock, representing approximately 57.0% of the total outstanding shares. The Company and current stockholders, who will hold an aggregate 2,847,636 shares after this offering, have agreed not to offer, sell, or otherwise dispose of any shares of Common Stock owned (or in the case of the Company, owned, or issuable) by them for 180 days from the commencement of this offering without the prior written consent of Morgan Keegan & Company, Inc. (except for required distributions from the ESOP to former participants and any shares issued by the Company under its Incentive Stock Plan). All of the 2,847,636 shares will become eligible for sale by the holders thereof under Rule 144 not later than February 1997.

  In general, Rule 144 provides that, subject to its provisions and other applicable federal and state securities law requirements, any person (or persons whose shares are aggregated), including any person who may be deemed an "affiliate" as defined under the Securities Act, who has acquired securities directly or indirectly from the issuer or an affiliate in a transaction not involving a public offering ("restricted securities"), and who has beneficially owned such restricted securities for at least two years is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) the average weekly trading volume of the same class of securities during the four calendar weeks preceding the filing of notice of the sale with the Securities and Exchange Commission; or (ii) one percent of the same class of securities then outstanding, subject to certain manner-of-sale provisions, notice requirements, and the availability of current information concerning the Company. A person who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least three years is entitled to sell such shares under Rule 144 without regard to the volume limitations and current public information, manner of sale, and notice requirements described above. Affiliates are subject to the volume limitations and certain other requirements as to all shares owned by them, regardless of the length of time such shares have been beneficially owned and irrespective of whether such shares were acquired from the issuer or otherwise and whether acquired in a transaction involving a public offering.

  Prior to this offering, there has been no public market for the Class A Common Stock of the Company and no determination can be made as to the effect, if any, that the sale or availability for sale of additional shares of Common Stock will have on the market price of the Class A Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the shares on the public market could adversely affect the market price of the Class A Common Stock and could impair the Company's ability to raise capital through sale of its equity securities.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), for whom Morgan Keegan & Company, Inc., A.G. Edwards & Sons, Inc., and George K. Baum & Company are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the aggregate number of shares of Class A Common Stock set forth opposite their respective names below:

      UNDERWRITERS                                              NUMBER OF SHARES
      ------------                                              ----------------
      Morgan Keegan & Company, Inc.............................      520,000
      A.G. Edwards & Sons, Inc.................................      520,000
      George K. Baum & Company.................................      520,000
      Alex. Brown & Sons Incorporated..........................      150,000
      Robert W. Baird & Co. Incorporated.......................       40,000
      J. C. Bradford & Co......................................       40,000
      Dain Bosworth Incorporated...............................       40,000
      Equitable Securities Corporation.........................       40,000
      Furman Selz LLC..........................................       40,000
      Interstate/Johnson Lane Corporation......................       40,000
      Piper Jaffray Inc........................................       40,000
      Raymond James & Associates, Inc..........................       40,000
      The Robinson-Humphrey Company Inc........................       40,000
      Stephens Inc.............................................       40,000
      Wheat First Butcher Singer...............................       40,000
                                                                   ---------
          Total................................................    2,150,000
                                                                   =========

  The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Class A Common Stock offered hereby if any of such shares are purchased. The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the shares of Class A Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.34 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. The initial public offering price and the concessions and discount to dealers may be changed by the Representatives after the initial public offering.

  The Company and the Smiths have granted to the Underwriters an option, expiring on the thirtieth day subsequent to the date of this Prospectus, to purchase up to an additional 322,500 shares of Class A Common Stock (200,000 from the Company and 122,500 from the Smiths) at the initial public offering price, less underwriting discount, as shown on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of Class A Common Stock offered hereby. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Class A Common Stock set forth next to such Underwriter's name in the preceding table bears to the total offered. The Company and the Selling Stockholders have agreed to indemnify the several Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

  With certain limited exceptions, the Company and all current stockholders have agreed not to offer, sell, contract to sell, grant any option to purchase, or otherwise dispose (or announce any offer, sale, or grant of any option to purchase or other disposition) of any shares of Class A Common Stock, or any securities convertible into, or exercisable or exchangeable for, shares of Class A Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Keegan & Company, Inc.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the Class A Common Stock. Consequently, the initial public offering price of the Class A Common Stock has been determined by negotiations among the Company, the Selling Stockholders, and the Representatives. Among the factors considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, were price-earnings ratios of publicly traded companies that the Company, the Selling Stockholders, and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the current state of the trucking industry, and other factors deemed relevant.

  The Company has retained Christenberry Collet & Company, Inc. to provide various financial advisory services in connection with this offering. Management estimates that the aggregate fees paid and payable to Christenberry Collet & Company, Inc. by the Company will be approximately $273,000. See "Certain Transactions."

                                 LEGAL MATTERS

  The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Scudder Law Firm, P.C., Lincoln, Nebraska. Certain legal matters in connection with this offering are being passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1995 and 1994, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated statements of earnings, non-redeemable common stockholders' equity, and cash flows of the Company for the year ended December 31, 1993, have been included herein and in the registration statement in reliance upon the report of Denman & Company, L.L.P., independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  Upon recommendation by the Board of Directors, effective December 1994, the Company replaced Denman & Company, L.L.P. as the Company's independent public accountants for the 1994 fiscal year in preparation for this offering. The Company's financial statements for the past two fiscal years have not contained an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The Company did not have any disagreements with Denman & Company, L.L.P. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Class A Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Class A Common Stock, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof, which may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed fees. Statements contained in this Prospectus as to the content of any contract, agreement, or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract, agreement, or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report--KPMG Peat Marwick LLP....................... F-2
Independent Auditors' Report--Denman & Company, L.L.P..................... F-3
Consolidated Balance Sheets at December 31, 1994 and 1995, and March 31,
 1996 (unaudited)......................................................... F-4
Consolidated Statements of Earnings for the Years Ended December 31, 1993
 , 1994, and 1995,
 and for the periods ended March 31, 1995 (unaudited) and March 31, 1996
 (unaudited).............................................................. F-6
Consolidated Statements of Non-Redeemable Common Stockholders' Equity for
 the Years Ended December 31, 1993, 1994, and 1995, and for the period ended March 31, 1996 (unaudited)......................................... F-7
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1993, 1994, and
 1995, and for the periods ended March 31, 1995 (unaudited) and March 31,
 1996 (unaudited)......................................................... F-8
Notes to Consolidated Financial Statements................................ F-9

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Smithway Motor Xpress Corp.:

  We have audited the accompanying consolidated balance sheets of Smithway Motor Xpress Corp. and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of earnings, non-redeemable common stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smithway Motor Xpress Corp. and subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Des Moines, Iowa
February 23, 1996

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Smithway Motor Xpress Corp.:

  We have audited the accompanying consolidated statement of earnings, non-redeemable common stockholders' equity, and cash flows of Smithway Motor Xpress Corp. and subsidiaries (formerly the entities described in Note 1) for the year ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

  We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Smithway Motor Xpress Corp. and subsidiaries for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

  As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993.

                                          Denman & Company

West Des Moines, Iowa
March 10, 1994,
 except for Note
 1, which is as
 of March 1, 1995

                  SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                      DECEMBER 31,
                                                     ---------------  MARCH 31,
                                                      1994    1995      1996
                                                     ------- ------- -----------
                                     ASSETS
                                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents......................... $ 1,175 $ 2,976   $    49
  Short-term investment (note 12)...................     500     500       300
  Receivables (note 5):
    Trade...........................................   5,304   5,708     7,413
    Other...........................................     309     399       511
    Recoverable income taxes........................     --        9       --
Inventories (note 5)................................     344     416       416
Deposits, primarily with insurers (note 12).........     808     854       797
Prepaid expenses....................................     513     921     1,308
Deferred income taxes (note 7)......................     --      176       176
                                                     ------- -------   -------
      Total current assets..........................   8,953  11,959    10,970
                                                     ------- -------   -------
Property and equipment (note 6):
  Land..............................................     431     481       531
  Buildings and improvements........................   2,863   3,626     3,685
  Tractors..........................................  12,352  20,423    26,656
  Trailers..........................................  11,008  13,852    14,953
  Other equipment...................................   2,598   3,049     3,124
                                                     ------- -------   -------
                                                      29,252  41,431    48,949
  Less accumulated depreciation and amortization....  13,428  13,588    15,093
                                                     ------- -------   -------
      Net property and equipment....................  15,824  27,843    33,856
                                                     ------- -------   -------
Other assets (note 13)..............................     452     900     1,148
                                                     ------- -------   -------
                                                     $25,229 $40,702   $45,974
                                                     ======= =======   =======



          See accompanying notes to consolidated financial statements.

                  SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                    DECEMBER 31,
                                                   ----------------   MARCH 31,
                                                    1994     1995       1996
                                                   -------  -------  -----------
                                                                     (UNAUDITED)
           LIABILITIES AND NON-REDEEMABLE COMMON STOCKHOLDERS' EQUITY

Current liabilities:
  Line of credit.................................  $   --   $   --     $ 1,402
  Current maturities of long-term debt (note 6)..    3,188    4,861      5,517
  Accounts payable...............................    1,653    1,972      2,107
  Accrued loss reserves (note 12)................    1,239    1,370      1,159
  Other accrued expenses.........................    1,713    1,240      1,099
  Income taxes payable...........................      782      --         102
  Deferred income taxes (note 7).................        7      --         --
                                                   -------  -------    -------
      Total current liabilities..................    8,582    9,443     11,386
Long-term debt, less current maturities (note 6).    8,587   18,358     21,038
Deferred income taxes (note 7)...................    2,251    3,618      3,752
                                                   -------  -------    -------
      Total liabilities..........................   19,420   31,419     36,176
                                                   -------  -------    -------
Redeemable Class A common stock (note 9).........    1,020    1,412      1,634
                                                   -------  -------    -------
Non-redeemable common stockholders' equity (note
 8):
  Preferred stock................................      --       --         --
  Common stock:
    Class A......................................       18       18         17
    Class B......................................       10       10         10
  Additional paid-in capital.....................      --       --         --
  Retained earnings..............................    5,167    8,138      8,430
  Reacquired shares, at cost.....................      (58)     (52)       (78)
  Equity reduction for Employee Stock Ownership
   Plan (ESOP) debt
   (note 9)......................................     (348)    (243)      (215)
                                                   -------  -------    -------
      Total non-redeemable common stockholders'
       equity....................................    4,789    7,871      8,164
                                                   -------  -------    -------
Commitments (notes 11 and 12)
                                                   $25,229  $40,702    $45,974
                                                   =======  =======    =======


          See accompanying notes to consolidated financial statements.

                  SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                THREE MONTHS ENDED
                              YEARS ENDED DECEMBER 31,               MARCH 31,
                          ----------------------------------  ------------------------
                             1993        1994        1995        1995         1996
                          ----------  ----------  ----------  -----------  -----------
                                                              (UNAUDITED)  (UNAUDITED)
Operating revenue:
  Freight...............  $   59,810  $   69,044  $   77,020  $   18,257   $   19,834
  Other.................         121         136         319          16           26
                          ----------  ----------  ----------  ----------   ----------
    Operating revenue...      59,931      69,180      77,339      18,273       19,860
                          ----------  ----------  ----------  ----------   ----------
Operating expenses:
  Purchased
   transportation.......      23,797      27,420      31,621       7,265        7,792
  Compensation and
   employee benefits....      13,840      15,877      17,182       4,081        4,539
  Fuel, supplies, and
   maintenance..........       8,876       9,368      10,183       2,373        2,799
  Insurance and claims..       2,318       2,238       1,827         532          374
  Taxes and licenses....       1,492       1,454       1,588         375          393
  General and
   administrative.......       3,357       3,512       3,592         862          942
  Communications and
   utilities............         543         585         758         156          219
  Depreciation and
   amortization.........       2,821       2,774       3,879         949        1,506
                          ----------  ----------  ----------  ----------   ----------
    Total operating
     expenses...........      57,044      63,228      70,630      16,593       18,564
                          ----------  ----------  ----------  ----------   ----------
    Earnings from
     operations.........       2,887       5,952       6,709       1,680        1,296
Financial (expense)
 income:
  Interest expense......      (1,255)     (1,066)     (1,456)       (272)        (429)
  Interest income.......          76         100         231          22           15
                          ----------  ----------  ----------  ----------   ----------
    Earnings before
     income taxes.......       1,708       4,986       5,484       1,430          882
  Income taxes (note 7).         603       1,879       2,393         617          369
                          ----------  ----------  ----------  ----------   ----------
    Earnings before
     cumulative effect
     of change in
     accounting
     principle..........       1,105       3,107       3,091         813          513
Cumulative effect of
 change in accounting
 principle (note 7).....          86         --          --          --           --
                          ----------  ----------  ----------  ----------   ----------
    Net earnings........  $    1,019  $    3,107  $    3,091  $      813   $      513
                          ==========  ==========  ==========  ==========   ==========
Pro forma data
 (unaudited--note 14):
  Historical net
   earnings.............  $    1,019  $    3,107  $    3,091  $      813   $      513
  Pro forma provision
   for income taxes.....         177         232         --          --           --
                          ----------  ----------  ----------  ----------   ----------
  Pro forma net
   earnings.............  $      842  $    2,875  $    3,091  $      813   $      513
                          ==========  ==========  ==========  ==========   ==========
Net earnings per common
 share (pro forma in
 1993 and 1994):
  Earnings before
   cumulative effect of
   change in accounting
   principle............  $      .27  $      .82  $      .88  $      .23   $      .15
  Cumulative effect of
   change in accounting
   principle............         .02         --          --          --           --
                          ----------  ----------  ----------  ----------   ----------
    Net earnings........  $      .25  $      .82  $      .88  $      .23   $      .15
                          ==========  ==========  ==========  ==========   ==========
Weighted average common
 shares outstanding (pro
 forma in 1993 and
 1994)..................   3,428,270   3,498,212   3,524,042   3,535,650    3,501,681
                          ==========  ==========  ==========  ==========   ==========

          See accompanying notes to consolidated financial statements.

                  SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF NON-REDEEMABLE COMMON STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
               AND THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                              TOTAL NON-
                            NON-                                    EQUITY    REDEEMABLE
                         REDEEMABLE ADDITIONAL                     REDUCTION    COMMON
                           COMMON    PAID-IN   RETAINED REACQUIRED FOR ESOP  STOCKHOLDERS'
                           STOCK     CAPITAL   EARNINGS   SHARES     DEBT       EQUITY
                         ---------- ---------- -------- ---------- --------- -------------
Balance at December 31,
 1992...................    $29          --     $2,550     $ --      $(529)     $2,050
Net earnings............     --          --      1,019       --         --       1,019
Net contributions
 (distributions)........     --          --       (455)      --         --        (455)
Reduction of ESOP debt..     --          --         --       --         86          86
Acquisition of common
 shares (note 8)........     --          --         --      (37)        --         (37)
Change in value and
 number of redeemable
 common shares (note 9).     (1)         --       (149)      --         --        (150)
                            ---        ----     ------     ----      -----      ------
Balance at December 31,
 1993...................     28          --      2,965      (37)      (443)      2,513
Net earnings............     --          --      3,107       --         --       3,107
Net contributions
 (distributions)........     --          --       (534)      --         --        (534)
Reduction of ESOP debt..     --          --         --       --         95          95
Sale of 147,879 common
 shares.................      1         219         --       --         --         220
Acquisition of common
 shares (note 8)........     --        (219)       (91)     (21)        --        (331)
Change in value and
 number of redeemable
 common shares (note 9).     (1)         --       (280)      --         --        (281)
                            ---        ----     ------     ----      -----      ------
Balance at December 31,
 1994...................     28          --      5,167      (58)      (348)      4,789
Net earnings............     --          --      3,091       --         --       3,091
Net contributions
 (distributions)........     --         127         --       --         --         127
Net undistributed
 earnings of "S"
 corporation and sole
 proprietorship at date
 of termination (note
 1).....................     --          47        (47)      --         --          --
Cancellation of
 reacquired common
 shares (note 8)........     --         (58)        --       58         --          --
Reduction of ESOP debt..     --          --         --       --        105         105
Change in price of
 common shares
 repurchased which was
 provided for in 1994
 (note 9)...............     --         203         --       --         --         203
Acquisition of common
 shares (note 8)........     --          --         --      (52)        --         (52)
Change in value and
 number of redeemable
 common shares (note 9).     --        (319)       (73)      --         --        (392)
                            ---        ----     ------     ----      -----      ------
Balance at December 31,
 1995...................     28          --      8,138      (52)      (243)      7,871
Net earnings
 (unaudited)............     --          --        513       --         --         513
Reduction of ESOP debt
 (unaudited)............     --          --         --       --         28          28
Acquisition of common
 shares (unaudited).....     --          --         --      (26)        --         (26)
Change in value and
 number of redeemable
 common shares (note 9).     (1)         --       (221)      --         --        (222)
                            ---        ----     ------     ----      -----      ------
Balance at March 31,
 1996 (unaudited).......    $27        $ --     $8,430     $(78)     $(215)     $8,164
                            ===        ====     ======     ====      =====      ======

          See accompanying notes to consolidated financial statements.

                  SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                           THREE MONTHS ENDED
                            YEARS ENDED DECEMBER 31,            MARCH 31,
                           ----------------------------  -----------------------
                             1993      1994      1995       1995        1996
                           --------  --------  --------  ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
Cash flows from operating
 activities:
 Net earnings............  $  1,019  $  3,107  $  3,091   $    813    $    513
                           --------  --------  --------   --------    --------
 Adjustments to reconcile
  net earnings to net
  cash provided by (used
  in) operating
  activities:
 Depreciation and
  amortization...........     2,821     2,774     3,879        949       1,506
 Deferred income taxes...       388       809     1,184        (66)        134
 Changes in:
  Trade receivables......      (154)     (993)     (404)      (868)     (1,705)
  Other receivables......      (171)       43       (90)       (45)       (112)
  Inventories............        65       (41)      (72)         1         --
  Deposits, primarily
   with insurers.........      (557)      (90)      (46)         5          57
  Prepaid expenses.......       529       (45)     (408)      (250)       (387)
  Accounts payable.......      (166)      519       319        406         135
  Accrued loss reserves..       526       183       131        215        (211)
  Other accrued
   expenses..............       193       154      (270)      (381)       (141)
  Income taxes...........       317       625      (791)      (218)        111
                           --------  --------  --------   --------    --------
    Total adjustments....     3,791     3,938     3,432       (252)       (613)
                           --------  --------  --------   --------    --------
    Net cash provided by
     (used in) operating
     activities..........     4,810     7,045     6,523        561        (100)
                           --------  --------  --------   --------    --------
Cash flows from investing
 activities:
 Purchase of property and
  equipment..............      (211)     (424)   (2,836)      (700)     (2,822)
 Proceeds from sale of
  property and equipment.       480       428       211        --          --
 Payments received on
  notes receivable.......       --         77       --         --          --
 Purchase of short-term
  investments............      (500)     (500)     (500)      (500)       (300)
 Proceeds from short-term
  investments............       632       500       500        500         500
                           --------  --------  --------   --------    --------
    Net cash provided by
     (used in) investing
     activities..........       401        81    (2,625)      (700)     (2,622)
                           --------  --------  --------   --------    --------
Cash flows from financing
 activities:
 Proceeds from long-term
  debt...................       811       --      2,869        --          --
 Principal payments on
  long-term debt.........    (4,170)   (3,873)   (4,593)    (1,049)     (1,333)
 Borrowings on line of
  credit agreement.......    61,486    66,610    77,606     15,596      19,469
 Payments on line of
  credit agreement.......   (61,642)  (69,911)  (77,606)   (15,596)    (18,067)
 Payments for reacquired
  shares.................       (37)      (21)      (52)       --          (26)
 Proceeds from issuance
  of common stock........       --        220       --         --          --
 Distributions...........      (455)     (574)      (55)       (55)        --
 Contributions...........       --         40       182        182         --
 Other...................       --        --       (448)        (9)       (248)
                           --------  --------  --------   --------    --------
    Net cash (used in)
     provided by
     financing
     activities..........    (4,007)   (7,509)   (2,097)      (931)       (205)
                           --------  --------  --------   --------    --------
    Net increase
     (decrease) in cash
     and cash
     equivalents.........     1,204      (383)    1,801     (1,070)     (2,927)
Cash and cash equivalents
 at beginning of period..       354     1,558     1,175      1,175       2,976
                           --------  --------  --------   --------    --------
Cash and cash equivalents
 at end of period........  $  1,558  $  1,175  $  2,976   $    105    $     49
                           ========  ========  ========   ========    ========
Supplemental disclosure
 of cash flow
 information:
 Cash paid during the
  year for:
 Interest................  $  1,268  $  1,070  $  1,401   $    264    $    473
 Income taxes............         5       445     2,151        589         121
                           ========  ========  ========   ========    ========
Supplemental schedules of
 noncash investing and
 financing activities:
 Notes payable:
 Terminal acquisition....  $    114  $    --   $    --    $    --     $    --
 Tractors and trailers...     4,486     4,844    13,273      2,364       4,697
 Tires on above:
  Prepaid at end of
   year..................        76       133       232         91         129
  Expensed...............        77       209       365         33         102
 Notes receivable
  issuance for sale of
  property and equipment.       --        453       --         --          --
 Principal payments made
  by ESOP................        86        95       105         25          28
 Liability established
  for fractional shares
  to be acquired (note
  8).....................       --        310      (203)       --          --
                           ========  ========  ========   ========    ========

          See accompanying notes to consolidated financial statements.

                 SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1994 AND 1995
 (INFORMATION PERTAINING TO THE THREE MONTHS ENDED MARCH 31, 1994 AND 1995 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

(1) CONSOLIDATED ENTITY

  Smithway Motor Xpress Corp. and subsidiaries is a Fort Dodge, Iowa-based truckload motor carrier primarily serving shippers in the central United States and southern provinces of Canada. It operates over short-to-medium traffic routes, concentrating primarily on the flatbed segment of the truckload market.

  Smithway Motor Xpress Corp. was incorporated, as a Nevada corporation, on January 17, 1995 to acquire the stock of Smithway Motor Xpress, Inc.; the stock of Smithway Transportation Brokerage, Inc.; the stock of Wilmar Truck Leasing, Inc. (an "S" corporation); and the net assets of Smith Leasing (a sole proprietorship), in preparation for a proposed initial public offering of its Class A common stock. Unless otherwise indicated, the companies and sole proprietorship named in this paragraph are collectively referred to as the "Company."

  The transactions described above were between entities under common control; accordingly, they have been accounted for in a manner similar to a pooling of interests, and the accompanying consolidated financial statements represent the historical combined operations of such companies. Name references in the consolidated financial statements and the notes thereto have been changed to reflect these transactions, which were effective as of January 31, 1995. All share and per share information for all periods has been restated to reflect the conversion into Smithway Motor Xpress Corp. common stock based upon the actual shares issued.

  Pursuant to the acquisitions described above, Smithway Motor Xpress Corp. issued 3,513,697 shares of its common stock as follows:

                               SHARES OR ASSETS         SMITHWAY MOTOR XPRESS
       STOCKHOLDER               RELINQUISHED            CORP. SHARES ISSUED
       -----------             ----------------         ---------------------
   William G. Smith and  788,000 common shares of     942,146 Class A common
    Marlys L. Smith       Smithway Motor Xpress, Inc.  shares and 1,000,000
                                                       Class B common shares(a)
                         All common shares of         269,500 Class A
                          Smithway Transportation      common shares
                          Brokerage, Inc.
                         All common shares of         2,308 Class A
                          Wilmar Truck Leasing, Inc.   common shares
                         Assets of Smith Leasing,     55,126 Class A
                          net of liabilities assumed   common shares
   G. Larry Owens        60,000 common shares of      147,879 Class A
                          Smithway Motor Xpress, Inc.  common shares (b)
   Smithway Motor
    Xpress,              444,987 common shares of     1,096,738 Class A
    Inc. Employee Stock   Smithway Motor Xpress, Inc.  common shares
    Ownership Plan
    (ESOP)

- --------
(a) Management of the Company believes that the fair value of the Class A Common Stock is not materially different from that of the Class B Common Stock.
(b) The original 60,000 shares (147,879 Class A common shares of the Company) issued to G. Larry Owens, Executive Vice President of the Company, in 1994 were issued for cash based upon the appraised value of the stock for ESOP purposes.

                 SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company as described in note 1. All significant intercompany balances and transactions have been eliminated in consolidation.

 Customers

  The Company serves a diverse base of shippers. No single customer accounted for more than 10 percent of the Company's total operating revenues during any of the years ended December 31, 1993, 1994, and 1995. The Company's 10 largest customers accounted for approximately 34 percent of the Company's total operating revenues during 1995. The Company's largest concentration of customers is in the steel and building materials industries, which together accounted for approximately 51 percent of the Company's total operating revenues in 1995.

 Drivers

  The Company faces intense industry competition in attracting and retaining qualified drivers and independent contractors. This competition could result in the Company temporarily idling some of its revenue equipment or increasing the compensation the Company pays to its drivers and independent contractors.

 Use of Estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  The Company considers interest-bearing instruments with an original maturity of three months or less to be the equivalent of cash.

 Short-Term Investment

  Short-term investment, which consists of a certificate of deposit with a maturity of greater than three months, is stated at cost, which approximates market value.

 Receivables

  The financial status of customers is checked and monitored by the Company when granting credit. The Company routinely has significant dollar transactions with certain customers. At December 31, 1993 and 1994, there were no accounts receivable in excess of 10 percent of total trade receivables. At December 31, 1995, one customer accounted for approximately 13 percent of total trade receivables.

 Inventories

  Inventory consists of tractor and trailer supplies and parts. Inventory is stated at lower of cost (first-in, first-out method) or market.

                 SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

 Prepaid Expenses

  Prepaid expenses consist primarily of the cost of tarps, which are amortized over 36 months and the cost of tires purchased with new equipment, which are amortized six months in the year of purchase and six months in the subsequent year. The unamortized cost is included in prepaid expenses. Replacement and recapped tires are expensed when placed in service.

 Accounting for Leases

  The Company is a lessee of revenue equipment under capital and operating leases. Equipment under capital leases is capitalized and depreciated over the term of the lease, and the related interest expense is charged to the consolidated statements of earnings as it is incurred. Under operating leases, rent expense is charged to operations as it is incurred under the terms of the respective leases.

 Property and Equipment

  Property and equipment are recorded at cost. Depreciation is provided by use of the straight-line and declining-balance methods over lives of 5 to 31 years for buildings and improvements, 5 to 7 years for tractors and trailers, and 3 to 10 years for other equipment.

  Expenditures for maintenance and minor repairs are charged to operations, and expenditures for major replacements and betterments are capitalized. The cost and related accumulated depreciation on property and equipment retired, traded, or sold are eliminated from the property accounts at the time of retirement, trade, or sale.

  In accordance with industry practices, the gain or loss on retirement or sale is included in depreciation and amortization in the consolidated statements of earnings. Gains or losses on trade-ins are included in the basis of the new asset.

 Revenue Recognition

  The Company recognizes operating revenue when the freight to be transported has been loaded. Amounts payable to independent contractors for purchased transportation, to Company drivers for wages, and other direct expenses are accrued when the related revenue is recognized. The Company operates in the short-to-medium length haul category of the trucking industry and therefore, the Company's typical customer delivery is completed one day after pickup. Accordingly, this method of revenue recognition is not materially different from recognizing revenue based on completion of delivery.

 ESOP Indebtedness

  Long-term indebtedness of the Company-sponsored leveraged ESOP has been recorded in the consolidated balance sheets as a liability under the captions "Current maturities of long-term debt" and "Long-term debt, less current maturities" with a corresponding reduction in stockholders' equity under the caption "Equity reduction for ESOP debt." As principal payments are made on the debt by the ESOP, the Company's long-term debt and related stockholders' equity reduction is reduced.

 Insurance and Claims

  Losses resulting from personal liability, physical damage, and workers' compensation are covered by insurance subject to certain deductibles, and claims resulting from cargo loss and damage are self insured. Losses resulting from uninsured claims are recognized when such losses are known and can be estimated. The Company estimates and accrues a liability for its share of ultimate settlements using all available information. Expenses depend on actual loss experience and changes in estimates of settlement amounts for open claims which have not been fully resolved.

                 SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

 Income Taxes

  Prior to the transactions described in note 1, Wilmar Truck Leasing, Inc., had elected "S" Corporation status under the Internal Revenue Code and Smith Leasing was a sole proprietorship. Accordingly, for 1993 and 1994, there was no provision for income taxes in the consolidated financial statements related to these two entities since the income tax liability or benefit accrued to the stockholders or owner and not to the Company. As discussed in note 14, a pro forma provision for income taxes (unaudited) relating to the earnings of the "S" Corporation and sole proprietorship has been reflected in the pro forma data included in the accompanying consolidated statements of earnings for the years ended December 31, 1993 and 1994.

  Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes," was adopted by the Company as of January 1, 1993, and the Company has reported the cumulative effect of the change in method of accounting for income taxes in the 1993 consolidated statement of earnings. SFAS 109 requires income taxes to be accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Previously, deferred taxes were recognized when income or expense items were reported in different periods for financial reporting and income tax purposes, using the tax rate applicable to the year of calculation.

 Net Earnings Per Common Share

  Net earnings per common share (pro forma in 1993 and 1994--unaudited) have been computed by dividing net earnings by the weighted average outstanding redeemable and non-redeemable Class A and Class B common shares during each of the periods (see note 14).

 Unaudited Interim Financial Statements

  The consolidated financial statements as of and for the three months ended March 31, 1995 and 1996 are unaudited. These interim financial statements include all adjustments (consisting of normal recurring adjustments) considered necessary by management for presentation of the financial position and results of operations for these periods. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year.

(3) ACQUISITIONS

  On May 31, 1995, the Company entered into a 5-year consulting and noncompete clause with the shareholder of Van Tassel, Inc. for $72 and assumed certain leases for 15 trailers. The Company also purchased certain office equipment of Van Tassel, Inc. for approximately $37. The effect of this transaction is not material to the consolidated financial statements of the Company.

  In January 1996, the Company purchased 12 trailers, 21 flat racks, and certain office equipment from Smith Trucking Company. The Company also entered into a 2-year noncompete agreement with the shareholder of Smith Trucking Company. The Company agreed to pay total consideration of $381 in the transaction.

                 SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

(4) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1995. SFAS 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                               CARRYING  FAIR
                                                                AMOUNT   VALUE
                                                               -------- -------
      Financial assets:
        Cash and cash equivalents............................. $ 2,976  $ 2,976
        Short-term investment.................................     500      500
        Trade receivables.....................................   5,708    5,708
        Other receivables.....................................     399      399
      Financial liabilities:
        Accounts payable......................................   1,972    1,972
        Accrued loss reserves.................................   1,370    1,370
        Other accrued expenses................................   1,240    1,240
        Long-term debt........................................  23,219   22,543

  The carrying amounts shown in the table are included in the balance sheet under the indicated captions.

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    Cash and cash equivalents, short-term investment, trade receivables, other receivables, accounts payable, accrued loss reserves, and other accrued expenses: The carrying amounts approximated fair value because of the short maturity of those instruments.

    Long-term debt: The fair value of the Company's long-term debt was estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

(5) LINES OF CREDIT

  The Company has a line of credit agreement which allows advances up to the lesser of 85 percent of qualifying accounts receivable or $5,750. Any borrowings under this line of credit are secured by accounts receivable and inventories. There were no outstanding borrowings at December 31, 1994 and 1995. This line of credit bore interest at 1.25 percent over prime at December 31, 1993 and 1994 and .50 percent over prime at December 31, 1995. The interest rate would have been 8.00 percent at December 31, 1993; 9.75 percent at December 31, 1994; and 9.00 percent at December 31, 1995. See also note 12.

  At December 31, 1994 and 1995, the Company also had a second line of credit totaling $425. There were no outstanding balances at December 31, 1994 and 1995 under this line. Interest is payable monthly at 2 percent over prime, which would have been 10.5 percent at December 31, 1994 and 1995. Any borrowings under this line of credit would be secured by certain equipment. This line of credit expired January 28, 1996.

                 SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

(6) LONG-TERM DEBT

  The following is a summary of long-term debt at December 31, 1994 and 1995:

                                         PAYABLE     CURRENT
                                         THROUGH  INTEREST RATE   1994    1995
                                         ------- --------------- ------- -------
Equipment notes.........................  1999   5.64% to 12.75% $10,085 $21,902
Capitalized lease obligations...........  1995   5.69% to 13.00%     332     --
Mortgages...............................  2000   8.49% to 10.00%   1,010   1,074
Debt of Company-sponsored ESOP..........  1997       10.00%          348     243
                                                                 ------- -------
                                                                  11,775  23,219
Less current maturities.................                           3,188   4,861
                                                                 ------- -------
                                                                 $ 8,587 $18,358
                                                                 ======= =======

  The Company has pledged all equipment and real estate except those included in note 5 as security for these debts.

  Cost and accumulated depreciation of equipment under capital leases at December 31, 1994 was as follows:

      Cost:
        Tractors......................................................... $1,235
        Trailers.........................................................    175
        Other equipment..................................................    204
                                                                          ------
                                                                           1,614
      Accumulated amortization...........................................  1,218
                                                                          ------
                                                                          $  396
                                                                          ======

  Amortization expense related to the above capital leases was $331, $183, and $59 for the years ended December 31, 1993, 1994, and 1995, respectively, and is included in depreciation and amortization expense in the accompanying consolidated statements of earnings.

  Future maturities on long-term debt for years ending December 31, are as follows:

                                                                  EQUIPMENT
                                                                  NOTES AND ESOP
                                                                  MORTGAGES DEBT
                                                                  --------- ----
      1996.......................................................  $ 4,756  $105
      1997.......................................................    4,734   138
      1998.......................................................    5,012   --
      1999.......................................................    4,113   --
      2000.......................................................    3,328   --
      Thereafter.................................................    1,033   --
                                                                   -------  ----
                                                                   $22,976  $243
                                                                   =======  ====

  For the three months ended March 31, 1996, substantially all long-term debt incurred by the Company related to equipment notes with essentially the same terms and interest rates as the equipment notes outstanding at December 31, 1995.

                 SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)
(7) INCOME TAXES

  As discussed in Note 2, the Company adopted SFAS 109 as of January 1, 1993. The cumulative effect of the change in accounting for income taxes as of January 1, 1993 of $86 has been reported in the 1993 consolidated statement of earnings. There was no effect for the year ended December 31, 1993 of applying SFAS 109 on earnings before income taxes.

  Income taxes consist of the following components:

                                                              YEAR ENDED DECEMBER
                             YEAR ENDED DECEMBER 31, 1993           31, 1994
                             -------------------------------  --------------------
                              FEDERAL     STATE     TOTAL     FEDERAL STATE TOTAL
                             ----------  --------  ---------  ------- ----- ------
Current.....................  $     264   $     34 $     301  $  905  $165  $1,070
Deferred....................        257         45       302     704   105     809
                              ---------   -------- ---------  ------  ----  ------
                                   $521   $     82 $     603  $1,609  $270  $1,879
                              =========   ======== =========  ======  ====  ======

                                                            YEAR ENDED DECEMBER
                                                                  31, 1995
                                                            --------------------
                                                            FEDERAL STATE TOTAL
                                                            ------- ----- ------
      Current.............................................. $1,088  $121  $1,209
      Deferred.............................................  1,034   150   1,184
                                                            ------  ----  ------
                                                            $2,122  $271  $2,393
                                                            ======  ====  ======

  Total income tax expense differs from the amount of income tax expense computed by applying the normal United States federal income tax of 34 percent to income before income tax expense. The reasons for such differences are as follows:

                                                               YEARS ENDED
                                                               DECEMBER 31,
                                                            --------------------
                                                            1993   1994    1995
                                                            ----  ------  ------
      Computed "expected" tax expense.....................  $581  $1,695  $1,865
      State income tax expense, net of federal benefit....    40     179     179
      Permanent differences, primarily nondeductible
       portion of driver per diem and travel expenses.....    72     142     153
      Tax effect (at expected federal rate) on income from
       nontaxable sole proprietorship and "S" Corporation.  (155)   (210)    --
      Other...............................................    65      73     196
                                                            ----  ------  ------
                                                            $603  $1,879  $2,393
                                                            ====  ======  ======

  Temporary differences between the financial statement basis of assets and liabilities and the related deferred tax assets and liabilities at December 31, 1994 and 1995 were as follows:

                                                                1994     1995
                                                               -------  -------
      Deferred tax assets:
        Alternative minimum tax (AMT) credit carryforwards.... $   --   $   353
        Accrued expenses......................................     102      334
                                                               -------  -------
          Total gross deferred tax assets.....................     102      687
                                                               -------  -------
      Deferred tax liabilities:
        Prepaid expenses......................................    (109)    (158)
        Property and equipment................................  (2,251)  (3,971)
                                                               -------  -------
          Total gross deferred tax liabilities................  (2,360)  (4,129)
                                                               -------  -------
          Net deferred tax liabilities........................ $(2,258) $(3,442)
                                                               =======  =======

  At December 31, 1995, the Company had approximately $353 in AMT credit carryforwards. These credits are available indefinitely to reduce future income tax liabilities to the extent they exceed AMT liabilities.

                 SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

(8) STOCKHOLDERS' EQUITY

  The total number of shares of capital stock of all classes which the Company has the authority to issue is 30 million shares, all having a par value of one cent per share. Capital stock authorized consists of 20 million shares of Class A common stock, 5 million shares of Class B common stock, and 5 million shares of preferred stock.

  On all matters with respect to which the Company's stockholders have a right to vote, each share of Class A common stock is entitled to one vote, while each share of Class B common stock is entitled to two votes. The Class B common stock is convertible into shares of Class A common stock on a share-for-share basis at the election of the stockholder and will be converted automatically into shares of Class A common stock upon transfer to any party other than William G. Smith, his wife, Marlys L. Smith, their children, their grandchildren, trusts for any of their benefit, and entities wholly owned by them.

  Pursuant to the transactions described in note 1, the Company had outstanding 2,513,697 shares of Class A common stock, 1 million shares of Class B common stock, and no shares of preferred stock, prior to the proposed public offering of Class A common stock and reacquired shares described below.

  The Company reacquired 27,854 common shares during 1993 and 14,899 shares during 1994 at a cost of $37 and $21, respectively. These common shares were canceled by the Company as a result of the transactions described in note 1. The Company reacquired 9,627 common shares in 1995 at a cost of $52.

  At December 31, 1994, the Company provided a current liability of $310 for certain minority common shares of the Company which were not acquired in the transaction described in note 1. Such amount was charged to additional paid-in capital and retained earnings, since these shares were reacquired as fractional shares after a reverse stock split by the Company in 1995. The actual purchase price from these fractional shares during 1995 differed from $310 due to a change in the purchase price of the fractional shares from the proposed initial public offering price to the appraised value of the Company at December 31, 1994 and a change in the number of shares repurchased. The effect of these changes was $203 and has been reflected in additional paid-in capital during 1995.

  The Company adopted an incentive stock option plan effective March 1, 1995. The Company has reserved 225,000 shares of Class A common stock for issuance pursuant to the plan agreement. At December 31, 1995, the Company had granted options covering 85,000 shares to certain employees at an exercise price of $9.50 per share. Such options become excercisable between January 1, 1996 and January 1, 2000 at the rate of 20 percent per year. Any shares which expire unexercised or are forfeited become available again for issuance under the plan. No awards of incentive stock options may be made after December 31, 2004.

  The Company also adopted an outside director stock option plan effective March 1, 1995. The Company has reserved 25,000 shares of Class A common stock for issuance pursuant to the plan agreement. The term of each option shall be 6 years from the grant date. Options vest on the first anniversary of the grant date. Exercise price of each stock option is 85 percent of the fair market value of the common stock on the last day of the calendar month immediately preceding the date of grant. At December 31, 1995, no options had been granted under the plan.

                 SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

(9) ESOP AND REDEEMABLE CLASS A COMMON STOCK

  The Company's ESOP entered into an agreement to purchase shares of common stock from a stockholder during December 1986, for approximately $900 payable over an 11-year period. In connection with this purchase of common stock, the ESOP incurred a note payable to the previous stockholder which had a balance of $348 and $243 as of December 31, 1994 and 1995, respectively. Such debt has been recorded in the accompanying consolidated balance sheets; see note 6. Actual interest expense on the ESOP debt was $50, $41 and $31 during the years ended December 31, 1993, 1994, and 1995, respectively. Contributions made to the plan for the years ended December 31, 1993, 1994, and 1995, were $156, $138, and $138.

  The plan provides for 100 percent vesting after six years of service. Vested benefits will normally be distributed to the participant from the plan upon death or retirement in the form of cash or Company stock. Participants may sell the stock they received to a third party; however, the Company has a right of first refusal to purchase the stock, until the date of any initial public offering, at which time the right of first refusal expires.

  The participant or beneficiary has two put options to the employer which require that the Company purchase the shares at a price equal to its value in cash or in installments over a period of five years. The first 60 day put option begins the day following the date the stock was distributed to the participant or beneficiary. The second 60 day put option begins the first day of the fifth month of the plan year following the date of such stock distribution. Distribution of shares only occurs upon termination of employment or retirement.

  Due to the put option, the total appraised value at which the Company would have to repurchase the shares at December 31, 1994, 1995 and March 31, 1996, respectively, of the 651,127, 649,710, and 751,770 vested shares of Class A common stock at December 31, 1994, 1995 and March 31, 1996, respectively, has been classified as redeemable Class A common stock in the accompanying consolidated balance sheets and not as part of consolidated non-redeemable common stockholders' equity. The change in the balance of redeemable Class A common stock results from the change in the number of vested shares and the change in the appraised value during the periods.

  In accordance with provisions of the ESOP and applicable law, the rights to these put options will no longer exist upon the effective date of an initial public offering of common stock by the Company.

(10) EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

  The Company has an Employees' Profit Sharing and Savings Plan which is a qualified plan under the provisions of Sections 401(a) and 501(a) of the Internal Revenue Code. Eligible employees are allowed to contribute up to a maximum of 15 percent of pretax compensation into the plan. Employers may make savings, matching, and discretionary contributions, subject to certain restrictions. During the years ended December 31, 1993, 1994, and 1995, Company contributions totaled $50, $50, and $64, respectively.

(11) LEASE COMMITMENTS

  The Company has entered into various noncancelable operating leases for transportation equipment and buildings which will expire over the next five years. Under the leases of transportation equipment, the Company is responsible for all repairs, maintenance, insurance, and all other operating expenses.

                 SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

  The following is a schedule by year of approximate future minimum lease payments under noncancelable operating leases as of December 31, 1995:

      Year ending December 31:
        1996............................................................. $1,609
        1997.............................................................  1,084
        1998.............................................................    681
        1999.............................................................     58
        Thereafter.......................................................    --
                                                                          ------
          Total minimum lease payments................................... $3,432
                                                                          ======

  Certain leases on transportation equipment require the Company to guarantee the value at the maturity of the lease at amounts varying from 8 percent to 20 percent of the original equipment cost. The maximum contingent liability under such leases is approximately $888 from 1996 to 1999.

  Rent charged to expenses on the above leases, expired leases, and short-term rentals was $1,762 in 1993; $1,621 in 1994; and $1,901 in 1995.

(12) CONTINGENT LIABILITIES

  The Company's insurance program for personal liability, physical damage, and workers' compensation involves self-insurance for losses up to $50 per claim, $50 per claim, and $100 per claim, respectively. At December 31, 1994 and 1995, the Company had approximately $1,239 and $1,370, respectively, accrued for its estimated liability for incurred losses related to these programs. Losses in excess of the self-insured amount per claim are covered by insurance companies.

  The insurance companies require the Company to provide letters of credit to provide funds for payment of the self-insured amounts. At December 31, 1994 and 1995, the Company had two standby letters of credit from a commercial bank in the amounts of $500 and $100, both expiring on January 11, 1996. The letters of credit are secured by a certificate of deposit in the amount of $500, held by a commercial bank. At December 31, 1995, the Company also had a $1,000 letter of credit from a commercial bank. The letter of credit is secured by the collateral described in note 5 for the $5,750 line of credit with the same bank. This letter of credit directly reduces the amount of potential borrowings available under this line of credit. In addition, funds totaling $754 and $801 were held by the insurance companies as deposits at December 31, 1994 and 1995, respectively.

  The Company's insurance program for health insurance provided as an employee benefit for all eligible employees involves self-insurance for losses up to $60 per claim and an aggregate loss of $940. At December 31, 1994 and 1995, the Company had approximately $240 and $400, respectively, accrued for its estimated liability related to these claims.

  At December 31, 1995, the Company anticipated purchasing $12 million of new equipment during 1996. As of February 23, 1996, the Company had purchased $5 million of new equipment, and certain orders had been placed for additional equipment. However, the Company is not committed to purchase the equipment ordered.

(13) TRANSACTIONS WITH RELATED PARTIES

  At December 31, 1994 and 1995, other assets included $66 in receivables from an officer and a related party.

  The Company leased a terminal through March 1993 from a stockholder, at which time the terminal was purchased from such stockholder for $164. Rent expense was $5 on such lease for the period leased in 1993.

                 SMITHWAY MOTOR XPRESS CORP. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

                            (DOLLARS IN THOUSANDS)

(14) PRO FORMA DATA (UNAUDITED)

  The following unaudited pro forma information accounts for the effect of income taxes on the earnings for the years ended December 31, 1993 and 1994, of Wilmar Truck Leasing, Inc., an "S" Corporation, and Smith Leasing, a sole proprietorship, as if those operations had been subject to corporate income taxes. Pro forma corporate income taxes relating to these operations for the period January 1, 1995 to January 31, 1995, the effective date of the transactions described in note 1, would be insignificant.

                                                                        YEARS
                                                                        ENDED
                                                                       DECEMBER
                                                                         31,
                                                                      ----------
                                                                      1993 1994
                                                                      ---- -----
      Pro forma income taxes:
        Federal...................................................... $145 $ 200
        State........................................................   32    32
                                                                      ---- -----
                                                                      $177 $ 232
                                                                      ==== =====

  The difference between the pro forma expected income tax expense (computed using the federal income tax rate of 34 percent) and the pro forma income tax expense is the effect of state income taxes, net of federal benefit.

  Pro forma net earnings per common share have been based upon the number of common shares which would have been outstanding considering the actual conversion ratio of Smithway Motor Xpress, Inc. shares into Smithway Motor Xpress Corp. shares and as though the 326,934 common shares issued in connection with the Smithway Transportation Brokerage, Inc., Wilmar Truck Leasing, Inc., and Smith Leasing acquisitions had been outstanding during all periods presented, which assumes the transactions described in note 1 had taken place January 1, 1993.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFOR-MATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR EITHER UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OF-FER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Acquisition of Related Companies and Holding Company Formation............   10
Use of Proceeds...........................................................   11
Dividend Policy...........................................................   11
Capitalization............................................................   12
Dilution..................................................................   13
Selected Consolidated Financial and Operating Data........................   14
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   16
Industry Overview.........................................................   22
Business..................................................................   23
Management................................................................   30
Certain Transactions......................................................   34
Principal and Selling Stockholders........................................   35
Description of Capital Stock..............................................   36
Shares Eligible for Future Sale...........................................   39
Underwriting..............................................................   40
Legal Matters.............................................................   41
Experts...................................................................   41
Additional Information....................................................   42
Index to Consolidated Financial Statements................................  F-1

                                ---------------

 UNTIL JULY 22, 1996, ALL DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DE-LIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO UNSOLD AL-LOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               2,150,000 SHARES

                                      LOGO

                          SMITHWAY MOTOR XPRESS CORP.

                             CLASS A COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                         MORGAN KEEGAN & COMPANY, INC.

                           A.G. EDWARDS & SONS, INC.

                           GEORGE K. BAUM & COMPANY

                              JUNE 27, 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Set forth below is an itemized statement of all expenses to be incurred by the Registrant in connection with the sale and distribution of the securities being registered by this Registration Statement, other than the underwriting discounts and commissions. All amounts are estimated except the SEC registration fee, the NASD filing fee, and the NASDAQ filing fee. The Selling Stockholders will not bear any expenses of this offering other than the underwriters' discount applicable to the shares sold by them.

      SEC registration fee.......................................... $   10,232
      NASD filing fee...............................................      3,467
      NASDAQ filing fee.............................................     30,000
      Blue sky fees and expenses....................................     10,000
      Accounting fees and expense...................................    125,000
      Legal fees and expenses.......................................    325,000
      Printing and engraving........................................    100,000
      Registrar and transfer agent fees.............................      1,000
      Miscellaneous.................................................    122,301
      Financial consulting fee......................................    273,000
                                                                     ----------
          Total..................................................... $1,000,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article VII of the Registrant's Articles of Incorporation and Article X of the Registrant's Bylaws provide that the Registrant's directors and officers shall be indemnified against liabilities they may incur while serving in such capacities to the fullest extent allowed by the Nevada General Corporation Law. Under these indemnification provisions, the Registrant is required to indemnify its directors and officers against any reasonable expenses (including attorney fees) incurred by them in the defense of any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to which they were made a party, or in defense of any claim, issue, or matter therein, by reason of the fact that they are or were a director or officer of the Registrant or while a director or officer of the Registrant are or were serving at the Registrant's request as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise unless it is ultimately determined by a court of competent jurisdiction that they failed to act in a manner they believed in good faith to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal proceeding, had reasonable cause to believe their conduct was lawful. The Registrant will advance expenses incurred by directors or officers in defending any such action, suit, or proceeding upon receipt of written confirmation from such officers or directors that they have met certain standards of conduct and an undertaking by or on behalf of such officers or directors to repay such advances if it is ultimately determined that they are not entitled to indemnification by the Registrant. The Registrant may, through indemnification agreements, insurance, or otherwise, provide additional indemnification.

  Article VI of the Registrant's Articles of Incorporation eliminates, to the fullest extent permitted by law, the liability of directors and officers for monetary or other damages for breach of fiduciary duties to the Registrant and its stockholders as a director or officer.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Effective January 31, 1995, the Company issued an aggregate 2,513,697 shares of Class A Common Stock and 1,000,000 shares of Class B Common Stock in the following transactions that comprised a plan of tax-free transfers to a controlled corporation pursuant to Section 351 of the Internal Revenue Code of 1986, as amended:

    a. 1,269,080 shares of Class A Common Stock and 1,000,000 shares of Class B Common Stock to William G. Smith and Marlys L. Smith, as joint tenants with rights of survivorship, in exchange for: 100% of the capital stock of Wilmar Truck Leasing, Inc., an Iowa corporation, which owned two tractors previously leased to the Registrant's operating subsidiary; 7 tractors and 28 trailers previously leased to the Registrant's operating subsidiary by Mr. Smith d/b/a Smith Leasing; 788,000 shares of common stock of Smithway Motor Xpress, Inc., an Iowa corporation; and 100% of the capital stock of Smithway Transportation Brokerage, Inc.

    b. 1,096,738 shares of Class A Common Stock to the Company's Employee Stock Ownership Plan Trust in exchange for 444,987 shares of common stock of Smithway Motor Xpress, Inc.

    c. 147,879 shares of Class A Common Stock to G. Larry Owens in exchange for 60,000 shares of common stock of Smithway Motor Xpress, Inc. Mr. Owens had previously purchased the 60,000 shares of Smithway Motor Xpress, Inc. common stock in May 1994 for $220,000 in a private offering.

  For additional information regarding the stock issuances described above, see "Acquisition of Related Companies and Holding Company Formation."

  All shares were issued in private offerings, which did not involve the public offer or sale of securities, in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act. No underwriters, brokers, or finders were involved in the above transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS

 NUMBER                                 DESCRIPTION
 ------                                 -----------
  1+++     Form of Underwriting Agreement.
  2.1+     Exchange Agreement dated as of March 1, 1995, among William G. and
           Marlys L. Smith, William G. Smith d/b/a Smith Leasing, G. Larry
           Owens, Smithway Motor Xpress, Inc. Employee Stock Ownership Plan and
           Trust, and Smithway Motor Xpress Corp., a Nevada corporation.
  2.2++    Acquisition Agreement dated May 31, 1995, among Smithway Motor
           Xpress, Inc., Van Tassel, Inc., Teresa Van Tassel, and Douglas Van
           Tassel.
  2.3++    Amendment No. 1 to Exchange Agreement dated as of June 29, 1995, among William G. and Marlys L. Smith, William G. Smith d/b/a Smith
           Leasing, G. Larry Owens, Smithway Motor Xpress, Inc. Employee Stock
           Ownership Plan and Trust, and Smithway Motor Xpress Corp., a Nevada
           corporation.
  2.4++    Acquisition Agreement dated January 10, 1996, among Smithway Motor
           Xpress, Inc., an Iowa Corporation, Smith Trucking Company, a Kansas
           corporation, and Delmar Smith.
  3.1+     Articles of Incorporation.
  3.2+     Bylaws.
  4.1+     Articles of Incorporation filed as Exhibit 3.1 to this Registration
           Statement and incorporated herein by reference.
  4.2+     Bylaws filed as Exhibit 3.2 to this Registration Statement and incorporated herein by reference.
  5+++     Opinion, including consent of Scudder Law Firm, P.C., counsel to
           Smithway Motor Xpress, Inc., as to the legality of the securities being registered.
 10.1+     Omnitracs Contract dated January 5, 1995, between Qualcomm,
           Incorporated and Smithway Motor Xpress, Inc., an Iowa corporation, for communications equipment and services.
 10.2+     Outside Director Stock Plan dated March 1, 1995.
 10.3+     Incentive Stock Plan, adopted March 1, 1995.
 10.4+     401(k) Plan, adopted August 14, 1992, as amended.

  NUMBER                                DESCRIPTION
  ------                                -----------
 10.5+     Employee Stock Ownership Plan and Trust adopted January 1, 1986, as amended.
 10.6+     Letter Agreement dated November 29, 1994, between Christenberry
           Collet & Co. and Smithway Motor Xpress, Inc., an Iowa corporation, concerning financial consulting.
 10.7+     Memorandum of arrangement between Ray Stewart and Smithway Motor
           Xpress, Inc., an Iowa corporation, concerning Spectrum software.
 10.8+     Voting Trust Agreement dated March 1, 1995, among William G. and
           Marlys L. Smith and Melissa Sue Osterberg, as Trustee.
 10.9+     Exchange Agreement dated March 1, 1995, among William G. and Marlys
           L. Smith, William G. Smith d/b/a Smith Leasing, G. Larry Owens,
           Smithway Motor Xpress, Inc. Employee Stock Ownership Plan and Trust,
           and Smithway Motor Xpress Corp., a Nevada corporation, filed as
           Exhibit 2.1 to this Registration Statement and incorporated herein by reference.
 10.10+    Form of Agency Agreement between Smithway Motor Xpress, Inc. and its independent commission agents.
 10.11+    License Agreement dated November 29, 1993, between Smithway Motor
           Xpress, Inc. and Rand McNally--TDM, Inc.
 10.12+    Memorandum of officer incentive compensation policy.
 10.13+    Offer to Buy Real Estate and Acceptance dated March 31, 1993, between Smithway Motor Xpress, Inc. and William G. Smith.
 10.14+    Form of Independent Contractor Agreement between Smithway Motor
           Xpress, Inc. and its independent contractor providers of tractors.
 10.15++   Amendment No. 1 to Exchange Agreement dated as of June 29, 1995, among William G. and Marlys L. Smith, William G. Smith d/b/a Smith
           Leasing, G. Larry Owens, Smithway Motor Xpress, Inc. Employee Stock
           Ownership Plan and Trust, and Smithway Motor Xpress Corp., a Nevada
           corporation, filed as Exhibit 2.3 to this Registration Statement and incorporated by reference.
 10.16++   Acquisition Agreement dated May 31, 1995, among Smithway Motor
           Xpress, Inc., Van Tassel, Inc., Teresa Van Tassel, and Douglas Van
           Tassel, filed as Exhibit 2.2 to this Registration Statement and incorporated by this reference.
 10.17++   Acquisition Agreement dated January 10, 1996, among Smithway Motor
           Xpress, Inc., an Iowa Corporation, Smith Trucking Company, a Kansas
           corporation, and Delmar Smith, filed as Exhibit 2.4 to this
           Registration Statement and incorporated by reference.
 16++      Letter regarding change in certifying accountant.
 21+       List of subsidiaries.
 23.1+++   Consent of Scudder Law Firm, P.C. (included in their opinion filed as Exhibit 5 to this Registration Statement).
 23.2      Consent of KPMG Peat Marwick LLP, independent accountants.
 23.3      Consent of Denman & Company, L.L.P., independent accountants.
 23.4+     Consents of G. Larry Owens, Robert E. Rich, and Herbert D. Ihle to
           be named as director-nominees and to become members of the Board.
 23.5++    Consent of Terry G. Christenberry to be named as a director-nominee and to become a member of the Board.
 24+       Power of Attorney.

- --------

+Filed as an exhibit to Registration Statement on Form S-1 filed March 16,
   1995, pursuant to Registration No. 33-90356.
++Filed as an exhibit to Amendment No. 1 to Registration Statement on Form S-1
   filed April 18, 1996, pursuant to Registration No. 33-90356.
+++Filed as an exhibit to Amendment No. 2 to Registration Statement on Form S-
   1 filed May 1, 1996, pursuant to Registration No. 33-90356.

  (b) FINANCIAL STATEMENT SCHEDULES

  All schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions set forth in Item 14, or otherwise, the Registrant has been advised in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and the Registrant will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The Registrant hereby undertakes that:

    a. For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    b. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Dodge, State of Iowa, on June 26, 1996.

                                          SMITHWAY MOTOR XPRESS CORP.

                                                 /s/ William G. Smith
                                          By: _________________________________
                                                      William G. Smith
                                              Chairman of the Board, President,
                                                 and Chief Executive Officer

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


     /s/ William G. Smith            Chairman of the Board,          June 26, 1996
____________________________________   President, Chief Executive
         William G. Smith              Officer, Director
                                       (principal executive
                                       officer)

     /s/ Michael E. Oleson           Treasurer and Chief             June 26, 1996
____________________________________   Accounting Officer
         Michael E. Oleson             (principal financial and
                                       accounting officer)

       /s/ G. Larry Owens            Executive Vice President and    June 26, 1996
____________________________________   Chief Financial Officer
           G. Larry Owens


                                    EXHIBITS

 NUMBER                             DESCRIPTION                            PAGE
 ------                             -----------                            ----
  1+++     Form of Underwriting Agreement.
  2.1+     Exchange Agreement dated as of March 1, 1995, among William
           G. and Marlys L. Smith, William G. Smith d/b/a Smith Leasing,
           G. Larry Owens, Smithway Motor Xpress, Inc. Employee Stock
           Ownership Plan and Trust, and Smithway Motor Xpress Corp., a
           Nevada corporation.
  2.2++    Acquisition Agreement dated May 31, 1995, among Smithway
           Motor Xpress, Inc., Van Tassel, Inc., Teresa Van Tassel, and
           Douglas Van Tassel.
  2.3++    Amendment No. 1 to Exchange Agreement dated as of June 29,
           1995, among William G. and Marlys L. Smith, William G. Smith
           d/b/a Smith Leasing, G. Larry Owens, Smithway Motor Xpress,
           Inc. Employee Stock Ownership Plan and Trust, and Smithway
           Motor Xpress Corp., a Nevada corporation.
  2.4++    Acquisition Agreement dated January 10, 1996, among Smithway
           Motor Xpress, Inc., an Iowa Corporation, Smith Trucking
           Company, a Kansas corporation, and Delmar Smith.
  3.1+     Articles of Incorporation.
  3.2+     Bylaws.
  4.1+     Articles of Incorporation filed as Exhibit 3.1 to this
           Registration Statement and incorporated herein by reference.
  4.2+     Bylaws filed as Exhibit 3.2 to this Registration Statement and incorporated herein by reference.
  5+++     Opinion, including consent of Scudder Law Firm, P.C., counsel to Smithway Motor Xpress, Inc., as to the legality of the
           securities being registered.
 10.1+     Omnitracs Contract dated January 5, 1995, between Qualcomm,
           Incorporated and Smithway Motor Xpress, Inc., an Iowa
           corporation, for communications equipment and services.
 10.2+     Outside Director Stock Plan dated March 1, 1995.
 10.3+     Incentive Stock Plan, adopted March 1, 1995.
 10.4+     401(k) Plan, adopted August 14, 1992, as amended.
 10.5+     Employee Stock Ownership Plan and Trust adopted January 1,
           1986, as amended.
 10.6+     Letter Agreement dated November 29, 1994, between
           Christenberry Collet & Co. and Smithway Motor Xpress, Inc.,
           an Iowa corporation, concerning financial consulting.
 10.7+     Memorandum of arrangement between Ray Stewart and Smithway
           Motor Xpress, Inc., an Iowa corporation, concerning Spectrum software.
 10.8+     Voting Trust Agreement dated March 1, 1995, among William G.
           and Marlys L. Smith and Melissa Sue Osterberg, as Trustee.
 10.9+     Exchange Agreement dated March 1, 1995, among William G. and
           Marlys L. Smith, William G. Smith d/b/a Smith Leasing, G.
           Larry Owens, Smithway Motor Xpress, Inc. Employee Stock
           Ownership Plan and Trust, and Smithway Motor Xpress Corp., a
           Nevada corporation, filed as Exhibit 2.1 to this Registration
           Statement and incorporated herein by reference.
 10.10+    Form of Agency Agreement between Smithway Motor Xpress, Inc.
           and its independent commission agents.
 10.11+    License Agreement dated November 29, 1993, between Smithway
           Motor Xpress, Inc. and Rand McNally--TDM, Inc.
 10.12+    Memorandum of officer incentive compensation policy.

 NUMBER                             DESCRIPTION                            PAGE
 ------                             -----------                            ----
 10.13+    Offer to Buy Real Estate and Acceptance dated March 31, 1993, between Smithway Motor Xpress, Inc. and William G. Smith.
 10.14+    Form of Independent Contractor Agreement between Smithway
           Motor Xpress, Inc. and its independent contractor providers of tractors.
 10.15++   Amendment No. 1 to Exchange Agreement dated as of June 29,
           1995, among William G. and Marlys L. Smith, William G. Smith
           d/b/a Smith Leasing, G. Larry Owens, Smithway Motor Xpress,
           Inc. Employee Stock Ownership Plan and Trust, and Smithway
           Motor Xpress Corp., a Nevada corporation, filed as Exhibit
           2.3 to this Registration Statement and incorporated by
           reference.
 10.16++   Acquisition Agreement dated May 31, 1995, among Smithway
           Motor Xpress, Inc., Van Tassel, Inc., Teresa Van Tassel, and
           Douglas Van Tassel, filed as Exhibit 2.2 to this Registration
           Statement and incorporated by this reference.
 10.17++   Acquisition Agreement dated January 10, 1996, among Smithway
           Motor Xpress, Inc., an Iowa Corporation, Smith Trucking
           Company, a Kansas corporation, and Delmar Smith, filed as
           Exhibit 2.4 to this Registration Statement and incorporated by reference.
 16++      Letter regarding change in certifying accountant.
 21+       List of subsidiaries.
 23.1+++   Consent of Scudder Law Firm, P.C. (included in their opinion filed as Exhibit 5 to this Registration Statement).
 23.2      Consent of KPMG Peat Marwick LLP, independent accountants.
 23.3      Consent of Denman & Company, L.L.P., independent accountants.
 23.4+     Consents of G. Larry Owens, Robert E. Rich, and Herbert D.
           Ihle to be named as director-nominees and to become members of the Board.
 23.5++    Consent of Terry G. Christenberry to be named as a director-
           nominee and to become a member of the Board.
 24+       Power of Attorney.

- --------
+Filed as an exhibit to Registration Statement on Form S-1 filed March 16,
   1995 pursuant to Registration No. 33-90356.

++Filed as an exhibit to Amendment No. 1 to Registration Statement on Form S-1
   filed April 18, 1996, pursuant to Registration No. 33-90356.
+++Filed as an exhibit to Amendment No. 2 to Registration Statement on Form S-
   1 filed May 1, 1996, pursuant to Registration No. 33-90356.